Date of this Preliminary Offering Circular: May 18, 2011


11005853

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933


Received SEC
MAY 1 8 2011
Washington, DC 20549

WCP 1207 H STREET, LLC
(Exact name of issuer as specified in its charter)

Washington, D.C.
(State or other jurisdiction of incorporation or organization)

WCP Management 1207 H Street, LLC
1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036
(202) 584-0550
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

WCP Management 1207 H Street, LLC
1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036
(202) 584-0550
Attn: Benjamin S. Miller
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6500	27-3214488
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Date of this Preliminary Offering Circular: May 18, 2011

PART I —NOTIFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
WCP Management 1207 H Street, LLC (issuer's Manager, record owner, promoter & affiliate)	1519 Connecticut Avenue NW Suite 200 Washington DC 20036	
Benjamin S. Miller Trust (record owner)	1201 Seven Locks Road, Suite 360 Suite 360 Rockville, MD 20854	
Daniel S. Miller Trust (record owner)	1201 Seven Locks Road, Suite 360 Suite 360 Rockville, MD 20854	
Benjamin S. Miller (beneficial owner)	WCP Management 1207 H Street, LLC 1519 Connecticut Avenue NW Suite 200 Washington DC 20036	1529 14th Street, NW, #602 Washington DC 20005
Daniel S. Miller (beneficial owner)	WCP Management 1207 H Street, LLC 1519 Connecticut Avenue NW Suite 200 Washington DC 20036	3249 N Street, NW Washington DC 20007
Sanders Ortoli Vaughn-Flam Rosenstadt LLP (issuer's counsel)	501 Madison Avenue 14th Floor New York, NY 10022	

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of the Company.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Florida, Maryland, Pennsylvania, Massachusetts, New York, North Carolina, Washington DC and Virginia.

The securities to be offered in connection with this proposed offering shall be offered by the Manager, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Please refer to section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Upon its foundation and organization, the Company made the following issuances:

(1) 100% of all Class A membership interests were issued to WCP Management 1207 H Street, LLC.

(2) 50% of all Class B membership interests were issued to Benjamin Miller Trust 1201 Seven Locks Road, Suite 360, Rockville, MD 20854.

(3) 50% of all Class B membership interests were issued to Daniel Miller Trust 1201 Seven Locks Road, Suite 360, Rockville, MD 20854.

(b) The Company did not sell any unregistered securities within one year prior to the filing of this Form 1-A or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer, or was an underwriter of any securities of the issuer.

(c) To date the only shares issued by the Company, referenced above, were not issued in connection with a public offering that either required registration pursuant to the Securities Act of 1933 or an exemption therefrom.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor or have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

Date of this Preliminary Offering Circular: May 18, 2011

The information in this preliminary offering circular is not complete and may be changed. We and the selling members may not sell these securities until the offering circular filed with the Securities and Exchange Commission is effective. This preliminary offering circular is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PART II
OFFERING CIRCULAR

WCP 1207 H Street, LLC

Dated: _____________, 2011

50,000 Units of Class C Membership Interests

This Offering Circular relates to our offering of up to 50,000 units representing Class C limited liability company membership interests in WCP 1207 H Street, LLC (the "Company", "we" or "us") with its executive office located at 1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036, (202) 584-0550. A unit shall consist of a pro-rata percentage of up to an aggregate Class C membership interests equal to 20% of all outstanding and issued membership interests (the "Units"). The Units are offered at $10 each on a best efforts basis and there can be no assurance that all of the Units offered will be subscribed for. The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (2) May 31, 2012 or (2) a date prior to May 31, 2012 that is so determined by the Manager (the "Offering Period").

The proceeds of this offering will be deposited in a segregated bank account owned by the Company and shall be used as subscriptions are accepted. Proceeds from this offering will not be held in escrow. The maximum gross proceeds that the Company will accept is $500,000 (the "Maximum Offering"). There is no minimum of gross proceeds that the Company is required to receive before it may use such proceeds.

There will be no underwriter involved in the sale of the Units. No broker-dealer is participating in this offering and no sales commissions will be paid to any person in connection with this offering. We intend to offer the Units through WCP Management 1207 H Street, LLC (the "Manager"). The Manager will not be paid any commission for such sales. Our Units are not listed on any national exchange or on the over the counter inter-dealer quotation system. There is no market for our Units, and under the terms of the Company's Second Amended and Restated Operating Agreement, dated April 29, 2011 and attached hereto as Exhibit 3 (the "Operating Agreement"), the Units may not be sold, transferred assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Class A Member.

These are speculative securities. Investment in the Units involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section on page 3.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

	Offering Price	**Underwriting Discounts and Commission**	**Proceeds to Company (1)**
Per Unit Total	$10	None	$10
Total Minimum	None	None	None
Total Maximum	$500,000	None	$500,000

(1) Before deducting expenses of the offering which are estimated to be approximately $57,000

Date of this Preliminary Offering Circular: May 18, 2011

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE FLORIDA, MARYLAND, MASSACHUSETTS, NEW YORK, NORTH CAROLINA, PENNSYLVANIA AND VIRGINIA STATE SECURITIES REGULATORY BODIES, THE SECURITIES REGULATORY BODY IN THE DISTRICT OF COLUMBIA AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THESE SECURITIES ARE OFFERED FOR SALE IN THE DISTRICT OF COLUMBIA PURSUANT TO REGISTRATION WITH THE DISTRICT OF COLUMBIA DEPARTMENT OF INSURANCE AND SECURITIES REGULATION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DEPARTMENT OF INSURANCE AND SECURITIES REGULATION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE VIRGINIA STATE CORPORATION COMMISSION DOES NOT PASS UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR UPON THE MERITS OF THIS OFFERING AND THE COMMISSION EXPRESSES NO OPINION AS TO THE QUALITY OF THIS SECURITY.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK DOES NOT PASS ON THE MERITS OF THIS OFFERING.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE DIVISION OF SECURITIES OF THE DEPARTMENT OF LAW OF MARYLAND, BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THESE SECURITIES HAVE BEEN REGISTERED BY THE STATE OF FLORIDA, OFFICE OF FINANCIAL REGULATION, AS HAVING COMPLIED WITH CHAPTER 517, F.S. THE OFFICE OF FINANCIAL REGULATION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, AND SUCH REGISTRATION DOES NOT CONSTITUTE A RECOMMENDATION OF THE SECURITIES FOR INVESTMENT PURPOSES.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE DIVISION OF SECURITIES OF THE DEPARTMENT OF LAW OF MARYLAND, BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF MARYLAND PURSUANT TO REGISTRATION WITH THE DIVISION OF SECURITIES OF THE DEPARTMENT OF LAW OF MARYLAND, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A

FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DIVISION OF SECURITIES PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

Date of this Preliminary Offering Circular: May 18, 2011

TABLE OF CONTENTS

All exhibits provided in Part III on page 31 of this offering circular are incorporated by reference.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 32 pages.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in our Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in our Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to WCP 1207 H Street, LLC, a Washington DC limited liability company. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

Our Business

General

WCP 1207 H Street, LLC is a development stage company that was formed on July 15, 2010, as a Washington DC limited liability company. The sole purpose of the Company is to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 1207 H Street NE in Washington DC (the "Property"). We acquired the Property and a direct ground lease (the "Lease") for a tenant of the Property on January 20, 2011. We have a limited operating history and have generated limited revenue.

Our manager, WCP Management 1207 H Street, LLC owns of all of our voting and management rights (the "Manger"). Therefore, our Manger has control over the management and development of the Property. Our Manager is owned and controlled by Benjamin S. Miller and Daniel S. Miller who, together, control all of the Manager's voting and management rights.

The Property

The Property, located in the H Street corridor's burgeoning entertainment zone, consists of a nearly one-block parcel of 33,435 square foot including an 8,000 square-foot building and an adjacent parking lot containing forty parking spaces. The tenant currently using the Property pursuant to the Lease is AutoZone Development Corporation, a Moody's rated BBB+ company. The Lease is "Triple Net", meaning that all operating costs for the maintenance, real estate taxes, and insurance for the Property are paid by the Tenant.

The Property is currently encumbered by mortgage whereby a first lien deed of trust secures a variable rate promissory note (the "Note") to Branch Banking & Trust Company ("BB&T") in the original principal amount of $1,840,000. Concurrent with acquiring the Property, we entered into an interest rate SWAP Agreement with BB& T so that the interest on the unpaid principal balance of the Note accrues at a fixed interest rate of 6.10%. The Note is guaranteed by Benjamin S. Miller, Daniel S. Miller, the Benjamin S. Miller Trust and the Daniel S. Miller Trust.

The Property offers an opportunity for redevelopment over the mid-to-long term while providing a return from the Tenant. Currently, the Tenant's lease payments exceed our debt service. When the Tenant exits the Property, we will have an opportunity to build a more than 100,000 square foot, mixed use development.

The Offering

Issuer	WCP 1207 H Street LLC, a development stage limited liability company
Security Offered	Units representing Class C limited liability membership interest ("Units")
Price per Unit	$10
Minimum Offering	None.
Maximum Offering	$500,000 (50,000 Units) (the "Maximum Offering") If the maximum number of Units is sold, then Class C members shall own in aggregate 20% of all of the Company's membership interests. If only half of the Maximum Offering is sold, then Class C members shall own an aggregate 10% of all of the Company's membership interests.
Minimum Investment	$10 (i.e., 1 Unit at $10 per Unit)
Offering Period	The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (2) May 31, 2012 or (2) a date prior to May 31, 2012 that is so determined by the Manager (the "Offering Period").
Investors	Those persons who purchase Units in accordance with the terms of this offering.
Voting Rights	Investors will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve.
Preferred Return	Investors who make capital contributions to the Company are entitled to a return on investment calculated at the rate of 12.5%, compounded monthly (the "Preferred Return") on such Capital Contributions commencing to accrue on the date each Capital Contribution is made until such Capital Contribution is repaid in full.
Distributions	Investors will be entitled to a pro-rata share of the available funds of the Company (i.e., the Cash Flow remaining after establishment of a cash reserve fund for development of the Property) after the payment of debts and liabilities, the Preferred Return, principal and interest of member loans and Adjusted Capital Balances. Cash Flow shall be distributed on a pari passu basis as follows if any is available for distribution after the payment of debts and liabilities, the Preferred Return, principal and interest of member loans and Adjusted Capital Balances: 80% to Class B and Class C members, pari passu, on the basis of their respective percentage ownership of all membership interests, and 20% to the Class A member. See the "Distributions" section. **No assurances can be made as to the timing or amount of cash distributions to the Investors, or whether any cash distributions in fact will be made.**

Use of Proceeds

The net proceeds of the offering will be used to create a reserve fund for future development of the Property and to grant a special distribution to Class B members on a pro-rata basis.

Transfer Restrictions

All membership interests, including the Units may not be transferred, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild), or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A Member. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Risk Factors

An investment in the Company is highly speculative and involves substantial risks. Prospective investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to qualify the offering only in Florida, New York, Maryland, Massachusetts, North Carolina, Washington DC and Virginia securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states. However, we may not generally solicit investors in any jurisdiction that this offering is not qualified. Our Manager will be offering the Units on behalf of us directly to prospective investors without the use of an underwriter. We will not pay commissions to our Manager for these sales.

Summary Financial Information

Balance Sheet Data	From inception July 15, 2010 to April 19, 2011 (unaudited)
Cash	$15,252
Total Assets	$4,346,774
Total Members' Equity	$2,512,168

Corporate Information

We are a Washington DC limited liability company. We maintain principal executive offices at the office of our Manager, WCP Management 1207 H Street, LLC, at 1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036. Our telephone number is (202) 584-0550.

RISK FACTORS

An investment in the Company carries risks, a number of which are set out below including those related to the Company, those related to the Offering, and those related to taxes. In addition to those risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

In the event that any of these risks occur, the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment. You should only consider an investment in the Company after considering the following risks and consulting with your investment, legal and tax advisors.

RISKS RELATED TO THE COMPANY'S BUSINESS

The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property.

The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the Manager's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective Investors should also consider that the Manager, the Principals and its other affiliates have not previously developed a mixed-use project similar to the Property, although the Principals and other affiliates of the Manager have significant experience in acquiring, developing, repositioning, operating and selling various real estate properties. No assurances can be given that the Company can operate profitably.

The Property is the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The Company's principal asset is the Property, real estate located at 1207 H Street, NE, Washington, DC 20002. The prospects of the Company depend upon the Property maintaining its rental and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Property and its value. These include, but are not limited to:

- changes in the general economic climate and market conditions, those applicable to Washington, DC or those applicable to the H Street NE Corridor;
- changes in the occupancy or rental rates of the Property or, for a property that requires new leasing activity, a failure to lease the Property in accordance with the projected leasing schedule;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Property difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

Any one or more of the preceding factors could materially adversely affect the value of the Property. If the value of that property were to decrease significantly, the Company may not be able to repay a senior secured loan for approximately $1.84 million due in January 2017 or obtain new financing to repay that outstanding loan on favorable terms, if at all. Additionally, if the value of the Property were to decrease and the Company were to choose to sell the Property, liquidate and distribute its remaining assets after paying liabilities, you might not recover the amount of your investment, if you were to receive any funds at all.

The Company's revenues are derived from one tenant, and the loss of that tenant could leave the Company without revenues if a suitable replacement is not found.

All of the Company's revenues are derived from one client, AutoZone, which is also responsible for all property operating costs, insurance and real estate taxes. AutoZone has a lease that expires in less than one-year and has exercised the first of its two options to extend that lease for a five-year period. If AutoZone does not extend the lease or otherwise abandons the lease and no suitable replacement is found, the Company may have no cash flow, may require additional capital to maintain the Property, and will be forced to find a replacement tenant. If the Company cannot find a suitable replacement tenant, its revenues may decrease or it may not receive any revenues at all and it may be forced to cover the costs for property operating costs, insurance and real estate taxes.

If the Company decides to develop the Property, it may be unsuccessful in that development.

The Company may decide to develop the Property into a more than 100,000 square foot, mixed-use development, particularly if AutoZone Development Corporation foregoes its lease option. If the Company elects to pursue this route, it may be unsuccessful in its development efforts due to a variety of factors, including mismanagement, the poor selection of third-party contractors, an inability to raise the necessary capital to complete the development, changes in zoning laws and increases in construction costs. If the development effort is delayed, suffers significant cost increases, does not prove as valuable as projected or cannot be completed, the Company may become unprofitable or be forced to dispose of the Property for a price that is less than the Company's then outstanding liabilities.

The Company's investment is speculative.

Investing in real estate such as the Property involves an inherent exposure to fluctuations in the real estate market, including the availability of financing, increases in mortgage rates and borrowing rates and general economic conditions, and there is no assurance that the Company's investment strategy will be successful. The Property may not be easy to liquidate, and the Company may not be able to sell the Property at market value or if at all if it determines that it is an appropriate time to sell the Property.

The Company will face competition.

The Company will face competition from other persons leasing and developing land and property in the Washington, D. C. area, particularly along the H Street NE corridor and in surrounding areas. Although the number of competitors that we will face is limited by the availability of comparable properties in that area, a lower number of competitors makes us vulnerable to competitors that act irrationally or are able to operate at zero or negative margins, have longer operating histories, more market experience and contacts and greater financial resources than the Company. The Company may not be able to compete effectively.

The Company may be subject to the risks of leverage.

The Company may likely obtain new first mortgage financing on all or a portion of the Property to minimize the amount of equity to be invested by the Members. The Company's target average debt to total book capitalization ratio will not exceed 85%. If its operations of a Property deviate in any material adverse respect from those projected, the Company may not have sufficient cash flow to service the required indebtedness as to a particular property. If the Company cannot do so, regardless of the cause, the Company will face a risk of forfeiture or foreclosure of its interest in a particular property.

The Manager's liability will be limited.

Pursuant to the Operating Agreement, the Manager, the Principals and its other affiliates will not be liable to the Company or any Members for any damages, losses, liabilities or expenses (including reasonable legal fees, expenses and related charges and cost of investigation) unless one of those parties is guilty of fraud, deceit, gross negligence, willful misconduct or wrongful taking. Thus, Members will have limited recourse against those parties. The

Operating Agreement also provides that the Company will indemnify, hold harmless and waive any claim against the Manager, the Principals and its other affiliates, for any and all losses, damages, liability claims, causes of action, omissions, demands and expenses or any other act or failure to act arising from or out of the performance of their duties to the Company under the Operating Agreement or as a result of any action which the Manager is requested to take or refrained from taking by the Company unless such loss has arisen as a result of their gross negligence or willful misconduct.

The Company may not be able to provide adequate insurance for the Property.

The Company maintains insurance on the Property. If the insurance market changes, the Company needs to make claims on its insurance or for other factors affecting insurance rates, it may not be able to renew or find new insurance on acceptable terms, if at all. Failure to carry appropriate insurance could significantly increase the Company's liability in the event of torts or other actionable events occurring on the Property that affect tenants or third-parties thereon or could force the Company to cease leasing the Property.

The Company may never pay dividends or make distributions.

Payment of dividends or distributions and the amounts thereof will depend upon returns received by the Company on its investments. The Company may not operate profitably or be able to declare and pay any dividends or distributions to the Members, and you may not earn a positive return on your investment or receive a return of any or all of your investment.

You may be liable in certain circumstances for the repayment of dividends or distributions.

You are not personally liable for any debts or losses of the Company beyond the amount of your capital contributions and profits attributable thereto (if any) if the Company is otherwise unable to meet its obligations. However, you may be required to repay to the Company cash or in-kind distributions (including distributions on partial or complete redemption of Units and distributions deemed a return of capital) received by you to the extent of overpayments and to the extent such distribution made the Company insolvent at the time of the payment or the distribution.

RISKS RELATED TO THE OFFERING

The determination of the Offering Price and other terms of the offering have been arbitrarily determined and may not reflect the value of your investment.

The Offering Price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Shares have or will have a market value equal to their Offering Price or could be resold (if at all) at their original Offering Price.

Your investment is highly illiquid.

There is no public market for the Shares, and the Company does not expect such a market to develop in the future. Additionally, the Operating Agreement/Subscription Agreement contains restrictions on the transferability of Shares without the written consent of the Company and requires an opinion of counsel satisfactory to the Company that the transfer will not create adverse tax consequences and would not violate federal or state securities laws. Consequently, your ability to control the timing of the liquidation of your investment in the Company will be restricted and you may not be able to liquidate your investment. You should be prepared to hold your Shares indefinitely.

Risks Related to the Investment Company Act of 1940.

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "**1940 Act**"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST

There are conflicts of interest between the Company, the Manager and their Affiliates.

The Company is subject to conflicts of interest arising out of its relationships with the Manager and their affiliates. All of its agreements and arrangements with such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in its transactions with the Manager and their affiliates, and the limitations on such parties adopted to address these conflicts are described below. The Company, Manager and their affiliates will try to balance the Company's interest with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to members and the value of the Company's membership interests.

Property management services are being provided by a company owned by Benjamin S. Miller and Daniel S. Miller, which does not have an arm's length agreement with the Company.

Benjamin S. Miller and Daniel S. Miller are principals in the Manger which provides property management services to the Company. While the Company and the Manager do not have an arm's length agreement for the Manager to provide such services, we believe that the interest of both the Company and the Manager are aligned. As a result, the Manager and their affiliates will try to balance the Company's interest with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to members and the value of the Company's membership interests.

The interest of the Manager, the principals and its other affiliates may conflict with your interests.

The Operating Agreement provides the Manager with broad powers and authority which could result in one or more conflicts of interest between your interests and those of the Manager, the Principals and its other affiliates. This risk is increased by the Manager being controlled by Daniel Miller and Benjamin Miller, brothers who will beneficially own at least 79% upon completion of the offering contemplated by this circular. Potential conflicts of interest include, but are not limited to, the following:

- the Manager, the Principals and/or its other affiliates may acquire and operate other real estate projects for their own respective accounts, provided same is not directly competitive with the Property;
- the Manager, the Principals and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separate from the Company, and you will not be entitled to receive or share in any of the profits, return, fees or compensation from any other business owned and operated by the Manager, the Principals and its other affiliates for their own benefit;
- the Manager, the Principals and its other affiliates are not required to devote all of their time and efforts to the affairs of the Company; and
- the Company, the Manager, and the Prospective Investors have not been represented by separate counsel in connection with the formation of the Company, the drafting of the Operating Agreement or the Subscription Documents, or this Offering.

RISKS RELATED TO TAXES

There are various federal income tax risks associated with an investment in the Units. Some, but not all, of the various risks associated with the federal income tax aspects of the Offering of which Prospective Investors should be aware are set forth below. The effect of certain tax consequences on a Member will depend, in part, on other items in the investor's tax return. No attempt is made herein to discuss or evaluate the state or local tax effects on any Prospective Investor. Each Prospective Investor is urged to consult the Prospective Investor's own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on the Prospective Investor's individual tax situation.

1. There are Risks Related to the Status of the Company for Federal Income Tax. The Company has been organized as a limited liability company under the laws of the District of Columbia. The Company will not apply for a ruling from the Internal Revenue Service (the "**IRS**") that it will be treated as a partnership for federal income tax purposes. Therefore, no assurance can be given that the IRS will not successfully challenge the classification of the Company as a partnership.

The Company intends to file its tax returns as a partnership for federal and state income tax purposes. Prospective Investors should recognize that many of the advantages and economic benefits of an investment in the Interests depend upon the classification of the Company as a partnership (rather than as an association taxable as a corporation) for federal income tax purposes. A change in this classification would require the applicable Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to Members or for internally funding growth of the Company, prevent the flow-through of tax benefits, if any, for use on Members' personal tax returns, and could require that distributions be treated as dividends, which together could materially reduce the yield from an investment in the Company. In addition, such a change in a Company's tax status during the life of the Company could be treated by the IRS as a taxable event, in which event the Members could have tax liability without receiving a cash distribution from the Company to enable them to pay such tax liability. The continued treatment of each Company as a partnership is dependent on present law and regulations, which are subject to change, and on the Company's ability to continue to satisfy a variety of criteria.

2. Members may have Possible Federal Income Tax Liability In Excess of Cash Distributions. The Manager believes that there is a reasonable basis to assume that the Company will be treated as a partnership for federal income tax purposes and will not be subject to federal income tax. Further, each Member will be taxed on the Member's allocable share of the Company's taxable income, regardless of whether the Company distributes cash to Members. Prospective Investors should be aware that although the Company will use its best efforts to make distributions in an amount necessary to pay income tax at the highest effective individual income tax rate on Company's income, the federal income tax on a Member's allocable share of the Company's taxable income may exceed distributions to such Member. A Member's allocable share of the Company's cash distribution is subject to federal income taxation only to the extent the amount of such distribution exceeds the Member's tax basis in the Member's Membership Interest at the time of the distribution. Additionally, distributions, which exceed the amount for which a Member is considered "**at-risk**" with respect to the activity, could cause a recapture of previous losses, if any. There is a risk that a Member may not have sufficient basis or amounts "**at-risk**" to prevent allocated amounts from being taxable.

3. Deductibility of Employee's Salaries and Other Fees May be Challenged. To be deductible, payments for services must be ordinary and necessary expenses of a trade or business, reasonable in amount, and for services performed during the taxable year in which paid or accrued (or for past, but not future, years' services). The IRS has stated publicly that the deduction of fees and syndication costs will receive close scrutiny when returns are audited. If the informational tax return filed annually for federal income tax purposes by a Company is audited, no assurance can be given as to what extent the deductions claimed for these fees will be allowed. Any disallowance by the IRS which is not successfully rebutted will have the effect of increasing the taxable income of a Member by decreasing the allowable deduction attributed to each Member for the year in question.

4. Tax Auditing Procedures will be under Control of the Manager. Any audit of items of income, gain, loss or credits of a Company will be administered at the partnership level. The decisions made by the Manager with respect to such matters will be made in good faith consistent with the Manager's fiduciary duties to both the Company and to the Members, but may have an adverse effect upon the tax liabilities of the Members.

5. Changes in Federal Income Tax Laws and Policies may Adversely Affect Members. There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax

consequences described in this Memorandum will not be changed in a manner which adversely affects the interests of Members.

6. Risks Related to Tax Shelter - Imposition of Accuracy-Related Penalty on Underpayments (Code Section 6662). A Member who is an individual could be subject to the Internal Revenue Code Section 6662 understatement penalty, if the Member's federal income tax liability is understated by the greater of $5,000 or ten percent (10%) of the tax shown on the return. In the case of a corporation (other than an S corporation or a personal holding company), there is a substantial understatement of income tax for any taxable year if the amount of the understatement for the taxable year exceeds the lesser of (i) ten percent (10%) of the tax required to be shown on the return for the taxable year (or, if greater, $10,000), or (ii) $10,000,000. If applicable, the penalty is equal to twenty percent (20%) of the understatement.

The exceptions to the understatement penalty apply different standards based on whether the item giving rise to the tax understatement resulted from a "**tax shelter**." The term "**tax shelter**" is defined to include a partnership if a significant purpose of such partnership is the avoidance or evasion of federal income tax. The Manager believes that that there is a reasonable basis to assume that the Company should not be classified as a tax shelter for purposes of the understatement penalty. If a tax shelter does exist, the understatement penalty will not be reduced even with adequate disclosure on the Member's tax return.

7. Risks Related to Disclosure of "Reportable Transactions" and Related Penalties. Pursuant to the regulations under Code section 6011, taxpayers are required to disclose with their tax return certain information for each "**reportable transaction**" in which the taxpayer participates. The disclosure is on Form 8886 Reportable Transaction Disclosure Statement filed with the taxpayer's income tax return for each year which the taxpayer participates in a reportable transaction, with a copy to the Office of Tax Shelter Analysis ("**OTSA**") in Washington, D.C. for the first taxable year for which the transaction is disclosed.

Reportable transactions fall into six categories: listed transactions (transactions that IRS has determined to be a tax avoidance transaction and identified by published guidance), confidential transactions, transactions with contractual protection, loss transactions, transactions with significant book-tax differences, and transactions involving a brief asset holding period.

Pursuant to Code Section 6111, each material advisor is required with respect to any reportable transaction to make a return of (i) information identifying and describing the transaction; (ii) information describing any potential tax benefits expected to result from the transaction; and (iii) other information as the Secretary may prescribe. A "**material advisor**" is defined as any person who (i) provides material aid, assistance or advice with respect to organizing, managing, promoting, selling, implementing, insuring or carrying out any reportable transaction; and (ii) directly or indirectly derives gross income in excess of $250,000 ($50,000 in cases involving a reportable transaction of which all of the tax benefits are provided to natural persons) or another amount as prescribed by the Internal Revenue Service.

A material advisor with respect to any reportable transaction is also required to maintain a list identifying each person with respect to whom the advisor acted as a material advisor with respect to the transaction.

Code Section 6662A - Imposition of Accuracy-Related Penalty on Understatements with Respect to Reportable Transactions, provides that a 20-percent accuracy-related penalty may be imposed on any reportable transaction understatement. In addition, a higher 30-percent penalty applies to a reportable transaction understatement if a taxpayer does not adequately disclose, in accordance with regulations prescribed under Code Section 6011, the relevant facts affecting the tax treatment of the item giving rise to the reportable transaction understatement.

Code Section 6707A - Penalty For Failure To Include Reportable Transaction Information With Return, imposes a penalty of $10,000 on natural persons who fail to include on any return or statement any information with respect to a reportable transaction that is required under Code section 6011. All other taxpayers are subject to a $50,000 penalty for the same type of violation. For failures with respect to listed transactions, the penalty is increased to $100,000 for natural persons and $200,000 for all other taxpayers.

These penalties are effectively automatic and apply even if there is no understatement of income.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE INTERESTS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON THE ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This preliminary offering circular, including the sections entitled "The Company," "Risk Factors," "Business and Properties," "Offering Price Factors" and "Use of Proceeds" contain forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, Risk Factors, Business and Properties and Management's Discussion and Analysis of Certain Relevant Factors.

You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors". In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular and the documents that we reference in this Offering Circular and have filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this preliminary offering circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

DESCRIPTION OF THE COMPANY'S BUSINESS

The Company is a limited liability company formed in Washington D.C. that owns and manages fee simple real estate located at 1207 H Street NE in Washington DC (the "Property"). The primary purpose of the Company is to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. The Property is a nearly one-block parcel of 33,435 square foot consisting of an 8,000 square-foot building and an adjacent parking lot containing forty parking spaces.

On January 20, 2011, the Property and the Sublease (defined below) were acquired from H Street Community Development Corporation ("HSCDC") for a total purchase price of $3,900,000, with additional settlement costs of $118,129. The price for the fee title to the Property was $2,453,334 and the Sublease acquisition price was $1,446,666. As additional consideration for the Property, the Company granted to H Street Investment Corporation ("HSIC"), a subsidiary of HSCDC, an option to acquire 20% of the Company's common or limited membership interests pursuant to the terms and conditions of the option agreement dated as of October 20, 2010 by and between HSIC and the Company, a copy of which is attached hereto as Exhibit 6. Specifically, upon notice to HSIC that the Company will commence construction for the redevelopment of the Property, HSIC shall have 30 days to exercise the option by paying the exercise price, which shall be an amount equal to 95% of the then fair market value of such membership interests. If and when HSIC exercises its option, Class C and Class B members will be diluted by 20% on a pro-rata basis.

On August, 21, 1996, PEP Boys- Manny, Moe & Jack of Delaware, Inc., a Delaware corporation, subleased the land owned by the Company's predecessor in interest (the "Sublease"). The lessee's position in the Sublease was assigned to AutoZone Development Corporation, a Nevada Corporation (the "Tenant") by Assignment and Assumption of Lease dated October 21, 1998. At the closing on January 20, 2011, the prime lease for the Property was terminated, the lessor's position in the Sublease was assigned to the Company, and the Sublease became a direct ground lease of the Property (the "Lease"). The Lease is for an initial term of 15 years with 2 additional 5-year option terms. The first of the 2 options terms was exercised by the Tenant on March 29, 2011. The first option term will begin on January 31, 2012. The Base Annual Rent for the remainder of the initial term is $148,830.00 per annum and the Base Annual Rent for the first option term is $163,713.00. The Base Annual Rent for the second option term, if exercised, will be $180,084.00. The Tenant owns the current improvements located on the site. All operating costs for the maintenance, real estate taxes, and insurance for the site are to be paid by the Tenant such that the Sublease is "triple net". If there is a casualty on the site the risk of loss is on the Tenant.

The Property is currently encumbered by a first lien Deed of Trust (the "DOT") securing a Promissory Note (the "Note") to Branch Banking & Trust Company ("BB&T") in the original principal amount of $1,840.000. The property was acquired and the debt placed on the site on January 19, 2011. On January 20, 2011 the Company entered into a SWAP Agreement. As a result of the SWAP Agreement, interest accrues on the unpaid principal balance of the Note at a fixed interest rate of 6.10%. The Note matures on November 15, 2016 and the debt is amortized based on a 25-year amortization schedule. The Note provides for an option to extend the maturity date of the Note for an additional year if certain specific conditions are met. The Note is guaranteed by the Benjamin S. Miller, Daniel S. Miller, the Benjamin S. Miller Trust and the Daniel S. Miller Trust.

The Company conducted a series of customary environmental tests and studies on the site prior to acquiring it in January 2011. Based on the preliminary reports, supplemental soil and groundwater tests were performed, although not required. The soil results were all below the DC Risk- Based Corrective Action levels. The groundwater results were below the DC Risk- Based Corrective Action Levels but above Ground Water Quality Standards. In addition, the Company obtained environmental site pollution legal liability insurance from Catlin Insurance Company to protect against the risk of third party claims and regulatory reopeners. The policy is in effect from January 19, 2011 through January 19, 2016 and offers 5 million dollars of coverage (aggregate and per occurrence) with a $50,000 per occurrence deductible.

Due to its prime location in the H Street corridor's burgeoning entertainment zone, the Property offers development opportunities over the mid-to-long term while providing a return from the Tenant. In addition, the Tenant is a Moody's rated BBB+ investment grade company and has guaranteed the obligations of the lease. If Tenant exercises its second lease option, the Property should continue to generate income from the Tenant while the economics of a full-scale development should improve in the surrounding neighborhood. In the alternative, if Tenant forgoes its lease options, the site can be released to generate greatly improved income from a restaurant-entertainment venue and a parking concession. In a second alternative, if Tenant foregoes its second lease option, the Property could be developed into a more than 100,000 square foot, mixed-use development.

Market Context

Located between 12th and 13th Streets on H Street, NE, the Property is one of the largest parcels in the center of the H Street NE corridor, a half-mile commercial district that is home to over 100 retail shops, a vibrant collection of new restaurants, clubs, coffee houses and diverse dining opportunities catering to DC's young professionals and long-term residents. H Street NE is one of the most rapidly transforming new entertainment districts in Washington, DC. More than 35 new restaurants have recently opened or are presently under construction.

H Street, NE is also an integral part of the Great Streets Initiative, an economic development project led by the District of Columbia to transform up-and-coming corridors into thriving neighborhood commercial districts. Over $65 million in new street lights, curbs and sidewalks, trees and landscaping have been, and will be, invested in the H Street, NE corridor. The fruits of this investment are being realized today with the planning and construction of approximately 1,900 residential units, building renovations, and storefront improvements that are breathing energy and excitement into this neighborhood bordered by Capitol Hill, Stanton Park and Downtown.

The H Street corridor will be the first streetcar line in the District's ambitious 37-mile, $1.5 billion streetcar network. Despite the political uncertainties surrounding the construction of the entire network, the H Street NE line is already under construction and fully funded by the DC government. The line is on track to be completed in 2012.

The streetcar line will run from Union Station, a Metro and commuter train hub, along H Street NE to Benning Road and stop at the Anacostia River. The H Street Corridor will benefit greatly from improved public transportation and the unique attraction of having the only trolley in the city. With the addition of the streetcar, the Corridor will better connect to the rest of the city and be poised to continue its dynamic growth.

Property Background

In 2003, the City of Washington adopted a plan for the revival of the corridor anchored by the Atlas Theater – a 1930s-stlye movie theater that had stood vacant since the 1968 riots. The refurbished, historic landmark now includes more than 59,000 square feet: four theatres, three dance studios, offices, dressing rooms, lobbies, cafe, and production and rehearsal space. As part of the renovation, the City's economic development plans embraced the creation of an arts and entertainment zone as a method of social and economic revitalization.

Since then, local restaurateurs from around the city have rushed into this new nightlife district. For example, Joe Englert of Capitol Lounge has helped develop more than a half dozen restaurant concepts, launching: The Argonaut, The Palace of Wonders, The Rock and Roll Hotel, The Red and the Black, Granville Moore's, Sticky Rice, H Street Country Club, among others. Englert has led many other major DC restaurateurs to the H Street NE Corridor: from the District's first beer garden (Biergarten Haus)—by the owner of Russia House—to Middle Eastern (Souk), Belgian-American (Smith Commons), and even Jewish-Irish (the Star & the Shamrock). More than 11 galleries have opened along H Street, along with the H Street Playhouse, a black-box theater where Theater Alliance and Forum Theatre are in residence; and, two live music venues, the Red and the Black and the Rock & Roll Hotel.

Management of Property

The Company's Manager is WCP Management 1207 H Street, LLC (the "Manager"), an affiliate of the Company and WestMill Capital Partners, LLC ("WestMill") a value-oriented real estate investment platform specializing in financing, development, leasing, and operations of retail and mixed-use properties in the greater Mid-Atlantic region. Leveraging the long history of its family business, Western Development Corporation—a premier mixed-use, retail development company in Washington, DC—WestMill focuses on acquiring and reinventing properties with untapped development potential.

The Company has engaged WestMill for ongoing asset management, most notably managing the Tenant lease and servicing the loan with BB&T. Neither the Manager nor WestMill receives regular ongoing fees in connection with its management obligations. However, it may receive fees at the prevailing market rate.

The Company's sole source of revenue is from the Tenant. The Company will collect rent income from the Tenant, until it is no longer a tenant on the Property. When the Property no longer has the Tenant, it will consider re-leasing, selling, or developing the Property.

Management believes three scenarios are most likely for the Property and is actively preparing for these situations:

1. Lease Extension: Tenant exercises its second lease extension option and remains on the property. Tenant is an investment grade credit company, with a BBB+ rating from Moody's, and therefore offers stable cash flow. In this case, the property is land-banked as the neighborhood continues to mature. At expiration of Tenant's remaining renewal options, there will likely be substantial demand for a mixed-use development on the parcel due to the current growth trajectory of the neighborhood and surrounding entertainment uses. The Company could then sell or develop a potential mixed-used project with ground floor retail and residential units above.

2. Early Re-Lease: It is possible Tenant does not exercise its lease option in 2017 due to various factors, such as changing neighborhood demographics. The existing Tenant lease dates from 1997 and therefore the rent terms are substantially below current market conditions. The existing property could be re-leased to greatly improve cash flow if a full-scale development is not yet warranted.

The 8,000 single-level retail store could be renovated into a restaurant-entertainment venue. The size and shape of the building already fit the potential use with an estimated $1,500,000 of improvements necessary to convert the building. Recent comparable net rents are $30 to $35 per square foot annually, nearly double the current Tenant payment.

The following table provides examples of comparable net rents in Washington, DC, as of July 15th, 2010:

Comparable Net Rents in Washington DC as of July 15, 2010

Location	Rentable Square Feet	Rent per Square Feet
510 H St NE	1000	35
508 H St NE	900	30
403 H St NE	1200	40
1318 H St NE	1660	35
1326 H St NE	1600	35
1339 H St NE	1600	35
1238 H St NE	2200	34

Furthermore, the existing forty parking spaces can be let for weekday, night, and weekend parking. Parking is dear in the H Street Corridor, with few safe, well-lit spots available. The addition of monitored parking in a central location will attract many customers and drive revenue on the site. Management expects a new dining and entertainment tenant would receive a positive reception by the community—and still preserve the long-term potential for major ground-up construction in the future. With an inexpensive mid-term renovation, the Company can improve relations with the community, increase current cash flow, and contribute to the growth of the H Street Corridor, while keeping open the long-term value of the site for mixed-use development.

3. Full-Scale Development: If Tenant does not exercise its lease option, the property could be sold or redeveloped as a ground-up development. Including a 0.5 bonus density for inclusionary zoning, the property is by-right zoned for 100,305 square feet of FAR (Floor Area Ratio), most likely made up of an estimated 30,000 square feet of ground-level retail/restaurants and approximately 100 units of residential above.

The following table provides examples of comparable recent retail building sales:

Comparable Retail Building Sales

Location	Close of Escrow	Sales Price ($)	Rentable Sq. Ft.	$/Sq. Ft
1207 H ST NE	5/10/2011	4,346,773	8,000	43
1344 H ST NE	7/20/2010	1,000,000	2,466	406
1236 H ST NE	3/19/2010	600,000	1,950	307
1415 H ST NE	2/16/2010	342,276	1,500	228
1365 H ST NE	2/1/2010	1,100,000	4,500	244
1376 H ST NE	1/8/2010	395,000	1,309	302

The following table provides three examples of recent residential development land sales in Washington D.C. that are comparable to the Property:

Recent Residential Development Land Sales in Washington, D.C.

	LEVEL 2 NEHEMIAH SHOPPING CENTER	14W PERSEUS DEVELOPMENT	JBG/GROSVENOR JOINT VENTURE[1]
Location	14th St. NW between Belmont & Chapin	14th and W St., NW	14th between S & Swann St., NW
Purchase Date:	2006	2007	2010
Price/FAR:	N/A	$75[2]	N/A
Sales Price:	$13,000,000[3]	$19,500,000	$11,000,000
Price/Unit:	$60,000	$85,000	$88,000

1. Site is assemblage of parcels purchased over several years
2. Price/FAR is based upon the approved FAR used in the site plan approval
3. Actual Sales price was slightly greater than $13 million. Price/unit based upon proposed site plan.

The Company is located at 1207 H Street, NE, specifically within the District of Columbia's designated entertainment area for the H Street NE corridor. According to the District of Columbia's Office of Zoning:

> "The H Street Northeast Neighborhood Commercial Overlay District (HS) was established to provide use (commercial and residential), density, design, and planned unit development requirements for lots fronting on H Street, N.E. from 2nd Street to 15th Street, N.E. The overlay is broken up into geographical sub-districts. The purposes of the HS Overlay are to... encourage the clustering of uses into unique destination districts, specifically a housing district from 2nd Street to 7th Street, a neighborhood-serving retail shopping district from 7th Street to 12th Street, and an arts and entertainment district from 12th Street to 15th Street." (Source: District of Columbia's Office of Zoning at http://dcoz.dc.gov/info/overlay.shtm)

Within the arts and entertainment district there are a number of small buildings of 1,000 to 5,000 square feet competing for commercial tenants, such as restaurants, bars, retailers, and community services. Many of these buildings are already leased to successful restaurants and bars, offering competition for neighborhood traffic and dining. These buildings provide unique storefronts and may be able to lease at a lower rates per square foot due to existing building conditions and acquisitions prices below replacement costs. However, the Company owns one of the larger, if not the largest, under-developed parcels in the arts and entertainment district. The Office of Planning and Economic Development has indicated 1207 H Street, NE as a parcel of major significance, available for a Planned Urban Development (PUD) and other potential city support. It is the only major parking lot in the entertainment district, providing it an attractive leasing distinction if AutoZone were to vacate the property. In addition, these properties are leasing at rates of $30 to $35 per square feet (see table above), substantially higher than AutoZone's rental rates, thereby giving the Company a margin of safety to release the property, if necessary, at competitive but still profitable market rates.

The closest major competitor along the H Street NE Corridor is H Street Connection, a 37,991-square foot neighborhood strip center located on H Street, NE between 8th and 10th Street. The H Street Connection is one of the few other properties on H Street with significant proprietary parking available. Although the H Street Connection is a large parcel with surface parking, it is located in the retail shopping district, making it an unlikely competitor for the dining and entertainment tenants best suited for 1207 H Street. In addition, recently the Zoning Commission approved the H Street Connection for a Planned Unit Development of approximately 400 residential units and 50,000 square feet of retail. While the H Street Connection could potentially compete for residents, retailers, and financing if the Company redevelops 1207 H Street, management views the H Street Connection development as a benefit, bringing new residents, improved streetscape and street vitality, and overall urban renewal to the neighborhood.

The Company has no employees and does not plan to hire any employees in the next twelve months. The Manager currently does not receive any upfront or ongoing fees in connection with its management obligations. However, it may receive fees at the prevailing market rate sometime in the future. Additionally, WCP Management 1207 H Street, LLC owns 100% of the Company's Class A membership interests, which entitles Class A members to 20% of any distribution of the Company's Cash Flow (as this term is defined in the Company's Operating Agreement).

The Company's business practices and the Property are regulated by numerous federal, state and local authorities, including the following:

Environmental Regulations

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Our failure to uncover and adequately protect against environmental issues in connection with a target purchase of real estate may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs.

Americans with Disabilities Act

Under the Americans with Disabilities Act, or ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. In addition, we will continue to assess our compliance with the ADA and to make alterations to the Property as required.

Other Laws and Regulations

The Company is required to operate the property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. It is also required to comply with labor laws and laws which prohibit unfair and deceptive business practices with consumers. The Property is also be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning fair housing and real estate transactions in general. These laws may result in delays if the Property is re-developed. Additionally, these laws might cause the Company to incur substantial compliance and other costs. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on its ability to pay dividends to shareholders at historical levels or at all.

The Manager

WCP Management 1207 H Street, LLC is the Company's Manager. WCP Management 1207 H Street LLC is located 1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036 and has telephone number (202) 584-0550. The co-managers of WCP Management 1207 H Street, LLC are Benjamin S. Miller and Daniel S. Miller. See "Principals of the Manager".

USE OF PROCEEDS

The maximum gross proceeds to the Company from the sale of Units are $500,000. Funds generated from this offering will be used to create a reserve fund for future development of the Property and to grant a special distribution to Class B members on a pro-rata basis (as this term is defined in the Company's Operating Agreement) balances on a pro-rata basis in proportion to the amount received. While the Units are not offered on an "all or none" basis, this offering shall terminate on the date that the maximum amount of $500,000 is raised, or, if an amount less than $500,000 is raised, upon the earlier of (2) May 31, 2012 or (2) a date prior to May 31, 2012 that is so determined by the Manager (the "Offering Period"). All subscription funds that are accepted shall be deposited directly into a segregated bank account owned by the Company at its bank, BB&T. Subscription funds placed in the Company's account may only be accepted by the Company in accordance with the Subscription Agreement between the Company and each subscriber of Units (attached hereto as Exhibit "4"). The Company may return any funds it receives if it decides that it will not accept an investor's subscription for Units. Additionally, the Company may reduce the size of a subscription or only partially fulfill a subscription with the unfulfilled portion still held in its bank account if fulfilling the full subscription amount would cause it to make a distribution in excess of $500,000. If the offering is over-subscribed, no additional funds over $500,000 will be accepted.

As illustrated in the table below, net proceeds of this offering will be used to establish a development reserve for the Company in anticipation of future development of the Property, pay certain legal fees in connection with the development of the Property and for the Company to issue a special distribution to Class B members on a pro-rata basis (as this term is defined in the Company's Operating Agreement attached hereto as Exhibit 3) in proportion to the amount received. The development reserve will consist of monies that are placed in a reserve account at a major bank. The reserve funds shall be accessed on a typical construction draw basis as the work is performed. Qualified development reserve expenses may include: engineering, impact fees, site work, entitlement activities, property taxes, overhead, sales and marketing.

Use of Proceeds of this offering:

	If Maximum Sold Amount %	Order of Priority If Less Than Maximum is Raised (1 being the highest; 6 being the lowest)
Total Proceeds:	$500,000	
Less Offering Expenses:	11%	
Legal & Accounting[1]	$25,000	3
Online Platform Fee	$25,000	4
Blue Sky Fees[1]	$7,000	1
Net Proceeds from Offering:	$443,000	
Use of Net Proceeds:		
Special Distribution to Class B Members	$243,000	6
Reserve for Development of Property	$150,000	2
Legal Fees for Development of Property	$50,000	5
Total Use of Net Proceeds:	$443,000 100%	

(1) The numbers reflected in this item are estimates.

DETERMINATION OF THE OFFERING PRICE

The offering price of the Units was determined by the Manager by calculating 20% of the Company's net tangible book value of this Offering Circular ($2,512,168), the maximum percentage of all of the Company's membership interests being offered, which is equivalent to $10.05 per Unit. Net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. In our case, the Company has $4,346,774 total assets and $1,834,606 total liabilities.

DILUTION

As of the date of this Offering Circular, there are no Units issued and outstanding. As additional consideration for purchasing the Property, the Company granted to H Street Investment Corporation ("HSIC"), a subsidiary of HSCDC, an option to acquire 20% of the Company's common or limited membership interests pursuant to the terms and conditions of the option agreement dated as of October 20, 2010 by and between HSIC and the Company, a copy of which is attached hereto as Exhibit 6. Specifically, upon notice to HSIC that the Company will commence construction for the redevelopment of the Property, HSIC shall have 30 days to exercise the option by paying the exercise price, which shall be an amount equal to 95% of the then fair market value of such membership interests. If and when HSIC exercises its option, Class C and Class B members will be diluted by 20% on a pro-rata basis. As a result, upon full dilution, Investors will own 80% of the Class C membership interests, an amount equal to 16% of all membership interests, if we sell the Maximum Offering. See "Dilution" section.

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent balance sheet date. The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings.

The historical data in the table is derived from and should be read in conjunction with our financial statements for the period from our inception until April 19, 2011, included in this Offering Circular. You should also read this table in conjunction with the "Use of Proceeds" section and the section entitled "Management Discussion & Analysis of Results of Operation."

Debt:	
Long-term debt (fixed interest rate of 6.10%)	$1,834,606
Member equity:	
All Membership Interests	$2,512,168
Total Capitalization:	$4,346,774

DISTRIBUTIONS

The following is a description of the material terms of the offering relating to distributions to all members of the Company including Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as Exhibit 3 to this Offering Circular. Prospective investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective investors should read the sections entitled "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

We do not intend to make any cash distributions to Investors until such time as we have made payment of all liabilities, including, without limitation, the replenishment or creation of additional cash reserves. Due to the inherent risk of real estate management and development, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

The term "Cash Flow" as defined in the Company's operating agreement attached hereto as Exhibit 3 means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager; and in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

Cash Flow shall be distributed on a pari passu basis as follows if any is available for distribution after the payment of debts and liabilities, the Preferred Return, principal and interest of member loans and Adjusted Capital Balances:

- 80% to Class B and Class C members, pari passu, on the basis of their respective percentage ownership of all membership interests, and
- 20% to the Class A member.

Preferred Return

If any member, including Investors, makes a Capital Contribution to the Company, then such member is entitled to a return on investment calculated at the rate of 12.5%, compounded monthly (the "Preferred Return") on such Capital Contributions commencing to accrue on the date each Capital Contribution is made until such Capital Contribution is repaid in full. Such distributions are to be made only after the payment of the Company's debts and liabilities.

Recoupment of Member Loans

If any member, including an Investor, had provided funds to the Company on behalf of another member pursuant to a capital call by the Manager, then such loan shall bear interest at 12.5% per annum. We intend to make cash distributions to the lending member(s) from Cash Flow distributable to the non-contributing member(s). Such distributions are to be made only after the payment of the Company's debts and liabilities and each member's Preferred Return.

Recoupment of Investments

After the payment of debts and liabilities, the Preferred Return and principal and interest of member loans, we intend to make cash distributions to all members until their total investments shall have been fully repaid. Distributions will be made pro-rata based on a member's Member Interest.

Distribution of Profits

If the Maximum Offering is sold, Class C members in aggregate may be entitled to 16% of all distributions of Cash Flow if any such distributions are available after the payment of debts and liabilities, the Preferred Return, principal and interest of member loans and Adjusted Capital Balances are distributed.

Distributions of Cash Flow, if any, for each class of the Company's membership interests assuming the maximum number of Units is sold in this offering.

Member	Class of Membership Interest	% of Distribution of Cash Flow Before Offering	% of Distribution of Cash Flow After Offering
WCP Management 1207 H Street LLC	A	20	20
Benjamin S. Miller Trust	B	40	32
Daniel S. Miller Trust	B	40	32
Purchasers of this Offering	C	0	16

On a fully-diluted basis, Class C members in aggregate may be entitled to 12.8% of distributions of Cash Flow if any such distributions are available after the payment of debts and liabilities, the Preferred Return, principal and interest of member loans and Adjusted Capital Balances.

Distributions of Cash Flow, if any, for each class of the Company's membership interests on a fully diluted basis assuming the maximum number of Units is sold in this offering.

Member	Class of Membership Interest	% of Distributions of Cash Flow Before Offering	% of Distributions of Cash Flow After Offering
WCP Management 1207 H Street LLC	A	20	20.0
Benjamin S. Miller Trust	B	40	25.6
Daniel S. Miller Trust	B	40	25.6
Purchasers of this Offering	C	0	12.8
HSCDC	B	0	8.0
	C	0	8.0

Dissolution or Liquidation Distribution

If the Company is dissolved or liquidated, the assets of the Company shall be distributed to the members using the same method for distributions of Cash Flow.

MANAGEMENT'S DISCUSSION AND ANALYSIS FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with (i) our financial statements and (ii) the section entitled "Description of the Company's Business", included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

Overview

We own and manage the Property. The primary purpose of the Company is to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. We recently acquired the Property for a total purchase price of $3,900,000, with additional settlement costs of $118,129. The price for the fee title to the Property was $2,453,334 and the Sublease acquisition price was $1,446,666. The beneficial owners of our Class B membership interests and the co-managers of the Company's Manager are Benjamin S. Miller and Daniel S. Miller. Since inception, the Benjamin S. Miller Trust and the Daniel S. Miller Trust have made capital contributions to the Company of $1,252,842 each (the "Initial Capital Contributions). The Company used a portion of the Initial Capital Contributions and the proceeds of a senior secured loan from BB&T of $1,840,000 to acquire the Property, which is personally guaranteed by Benjamin S. Miller, Daniel S. Miller, the Benjamin S. Miller Trust and the Daniel S. Miller Trust.

Benjamin S. Miller and Daniel S. Miller also co-manage our Manager, WCP Management 1207 H Street. Through entities that they control, Benjamin and Daniel Miller intend to enter into related party agreements in the future where significant conflicts of interest may exist. The interests of our Manager and its co-managers could result in decisions adverse to the Company's members and their decisions may negatively impact the value of your investment. Our Manager's co-managers may earn a profit from related party transactions while our investors may lose their entire investment. See "Risks Related to certain Conflicts of Interest."

Funds generated from this offering will be used to create a reserve fund for future development of the Property and to grant a special distribution of funds to the Class B members who provided all of the Company's initial capital used to acquire the Property. Such special distribution will have the effect of reducing each Class B member's positive capital account balances on a pro-rata basis in an amount equal to funds received.

Plan of Operation

We are a startup, development stage Company that has had revenues from the first month after it acquired the Property and the Sublease. The Company is generating income, having realized net income of $8,581 since its inception because the monthly income payable by our Tenant exceeds the fixed interest payment due monthly on the Loan.

On January 31, 2012, when the Tenant's first 5-year option term commences, the rent income will increase by 10%, increasing the debt service coverage ratio, which will increase the Company's margin.

The Note expires on January 19, 2017. There are no assurances that BB&T will extend the loan or that another lender will provide a new loan. In addition, on January 31, 2017, Tenant's first 5-year option expires. Management's expectation is that unless the Company works out a deal to relocate it, the Tenant will exercise the second 5-year option. However, it is possible that Tenant does not extend their lease. Under the leases terms, Tenant is required to give the Company a three-month notice of its intention to renew. Under the circumstances that the Tenant does not renew, the Company has approximately three-months to find a replacement tenant(s). If a loan from BB&T is not available, the Company could raise the additional capital in a follow-on offering or borrow the necessary funds from another party, such as from another bank, management, or the Company's members.

Capital Resources and Liquidity

Since the Company's inception, the Company raised funds by accepting capital contributions as advances from the Company's Class B members. This money was utilized for certain star-up costs and ongoing operating capital.

As of April 19, 2011, we had Total Assets of $4,346,774 and Total liabilities of $1,834,606. Also on this date, we had $55,602 in Total Current Assets of which $15,252 was in cash and $40,350 in accounts receivable. As of the date of this offering circular, the current funds available to the Company will not be sufficient to fund the expenses related to this offering, but, our Class B members will make capital contributions required to fund the offering expenses if no other proceeds are obtained by the Company. However, there is no contract or written agreement in place with our Class B members or their beneficial owners. Pursuant to the Section titled "Use of Proceeds", if the Company is unable to raise enough funds to cover expenses related to this offering, it will not be able to establish a development reserve for the Company in anticipation of future development of the Property, pay certain legal fees in connection with the development of the Property or for the Company to issue a special distribution to Class B members.

Currently our Manager serves as the asset manager of the Property and does not charge the Company a fee for such services. Over the next 12 months, the Manager may demand regular reimbursement of certain expenses related to the asset management services it is providing, which might be in excess of $2,500 annually. Additionally, the Manager might demand a service fee for the work it is currently providing. The Company estimates that such a service fee could be in excess of $10,000 annually.

Financings

In the future, we may need to raise additional capital through the issuance of additional membership interest. If we issue additional membership interests, our then-existing members may face substantial dilution. In addition to diluting our then-existing members, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and development of the Property.

Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to investors that we will be able to obtain any financing when required. The only cash immediately available to us is the cash in our bank account.

Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk which we expect to be exposed to in the future is interest rate risk. We may be exposed to interest rate changes primarily as a result of any debt we may incur. We expect that some of our future debt may have variable interest rates. We may use interest rate caps to manage our interest rate risk relating to our variable rate debt. While our Loan has a variable interest rate, the Swap Agreement has the effect of providing a fixed rate to be paid by the Company.

LEGAL PROCEEDINGS

We are not currently a part of any legal proceedings.

MANAGEMENT

Benjamin S. Miller and Daniel S. Miller are beneficial owners of all of the Class A membership interests of our Manager. Our Manager's Class A members have appointed Benjamin S. Miller and Daniel S. Miller as its managers to make all decisions with regard to the operation of our Manager. See the "The Manger" subsection, which appears in the section entitled "Description of the Company's Business". Benjamin S. Miller and Daniel S. Miller are brothers. Jim Gdula serves as WestMill Capital Partner's Managing Director of Real Estate.

Biographies

Benjamin S. Miller, Manager at WCP Management 1207 H Street LLC, the Company's Manager, was President of Western Development Corporation from 2007 to 2010, after joining the company in early 2003 as advisor and then as COO. Under his stewardship, Western Development more than doubled in size, expanding projects under ownership and development to more than 3 million square feet. Ben also co-founded US Nordic Ventures, a private equity and operating company that partners with Scandinavian green building firms to penetrate the US market. Ben has worked as an analyst at a +$500 million private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management.

Daniel S. Miller, Manager at WCP Management 1207 H Street LLC, the Company's Manager, previously worked with Credit Suisse's Real Estate Private Fund Group, assisting in the fundraising of a $1 billion China-only real estate fund. As Assistant Project Manager for Western Development Corporation, Daniel worked on the acquisition and redevelopment plan of Towson Commons, a 250,000 square foot Class A office and retail complex in Towson, Maryland.

Jim Gdula, Managing Director of Real Estate at WCP Management 1207 H Street LLC, the Company's Manager, was Vice President of Retail Development for Western Development. Prior to Western, Jim was Vice President for Turnberry Associates, where he was responsible for over 5 million square feet of retail and office developments, including open-air, super-regional lifestyle centers. Prior to his employment with Turnberry Associates, Jim served as President of IKEA Urban General Partners and as a consultant to various public and private real estate development companies. Jim also has served in a number of high profile leasing, development and legal positions including Senior Vice President - National Accounts for The Mills Corporation, Senior Vice President-Acquisitions for Saul Centers and Development Counsel to Western Development Corporation, and BF Saul Company.

Neither the Company nor WCP Management 1207 H Street LLC have key man life insurance policies on any of the above principals or key personnel.

Although the principals and other affiliates of the Manager have significant experience in acquiring, developing, repositioning, operating and selling various real estate properties, the principals and its other affiliates have not previously developed a mixed-use project similar to the Property. No assurances can be given that the Company can operate profitably.

There has never been a petition under the Bankruptcy Act or any State insolvency law filed by or against the Company, WCP Management 1207 H Street LLC or their principals or other key personnel. Additionally, there has never been a receiver, fiscal agent or similar officer appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Executive Compensation

Benjamin S. Miller and Daniel S. Miller control our Manager, and any compensation paid to them for providing services will be paid by the Manager out of any compensation paid to the Manager.

Employment Agreements

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The aggregate percentage of all membership interests to be held by Class C pro-rata upon closing of this offering is dependent upon how many Units we sell. For example, if the Maximum Offering is sold, then Class C members in aggregate will own 20% of all of the Company's membership interests on a pro-rata basis. If half of the Maximum Offering is sold, then Class C members in aggregate will own 10% of all of the Company's membership interest on a pro-rata basis.

The following table sets forth certain information regarding beneficial ownership 10% or more of all equity securities of the Company as of the date of this Offering Circular and after this offering if the Maximum Offering is sold:

Principal owners of the Company if the maximum number of Units are sold.

			Before Offering		After Offering	
Member	Class of Member Interest	Average Price Per Member Interest	% of Class of Member Interests	% of All Member Interests	% of Class of Member Interests	% of All Member Interests
WCP Management 1207 H Street LLC[1]	A[2]	Granted Upon Formation	100	1	100	1
Benjamin S. Miller Trust[4, 5]	B[3]	Granted Upon Formation	50	49.5	50	39.5
Daniel S. Miller Trust[4, 6]	B[3]	Granted Upon Formation	50	49.5	50	39.5
Purchasers of this offering	C[3]	$10	0	0	100	20

(1) WCP Management 1207 H Street, LLC is the Manager of the Company and in its capacity as the Manager is entitled to twenty percent (20%) of the Cash Flow of the Company pursuant to the terms of the Operating Agreement. See the section entitled "Distributions". Its office Street Address is 1519 Connecticut Avenue NW, Suite 200, Washington, DC 20036 (202) 584-0550

(2) Securities with voting rights.

(3) Securities with no voting rights.

(4) 1201 Seven Locks Road, Suite 360, Rockville, MD 20854 (301) 770-3750

(5) Benjamin S. Miller is beneficial owner of the Benjamin S. Miller Trust. He is also co-manager of the Company's Manager and beneficial owner of 50% of the Manager's Class A membership interests. See the section entitled "Certain Relationships and Related Party Transactions".

(6) Daniel S. Miller is beneficial owner of the Daniel S. Miller Trust. He is also the co-manager of the Company's Manager and beneficial owner of 50% of the Manager's Class A membership interests. See the section entitled "Certain Relationships and Related Party Transactions".

The following table sets forth certain information regarding beneficial ownership 10% or more of all equity securities of the Company as of the date of this Offering Circular and after this offering on a fully diluted basis if the Maximum Offering is sold:

Principal owners of the Company if the maximum number of Units are sold, on a fully diluted basis.

			Before Offering		After Offering	
Member	**Class of Member Interest**	**Average Price Per Member Interest**	**% of Class of Member Interest**	**% of All Member Interests**	**% of Class of Member Interests**	**% of All Member Interests**
WCP Management 1207 H Street LLC[1]	A[2]	Granted Upon Formation	100	1	100	1
Benjamin S. Miller Trust[4]	B[3]	Granted Upon Formation	50	49.5	40	31.5
Daniel S. Miller Trust[4]	B[3]	Granted Upon Formation	50	49.5	40	31.5
Purchasers of this offering	C[3]	$10	0	0	80	16
HSCDC	B[3]	Exercise of Option[3]	0	0	20	10
	C[3]	Exercise of Option[3]	0	0	20	10

(1) WCP Management 1207 H Street, LLC is the Manager of the Company and in its capacity as the Manager is entitled to twenty percent (20%) of the Cash Flow of the Company pursuant to the terms of the Operating Agreement. See the section entitled "Distributions". Its office Street Address is 1519 Connecticut Avenue NW, Suite 200, Washington, DC 20036 (202) 584-0550

(2) Securities with voting rights.

(3) Securities with no voting rights.

(4) 1201 Seven Locks Road, Suite 360, Rockville, MD 20854 (301) 770-3750

(5) All options are exerciseable at 95% of fair market value of the Company's then common or limited membership interests

The following table discloses the number of total membership interests beneficially owned by the Manager with its affiliate principals as a group on a fully diluted basis assuming the Maximum Offering is sold:

Percentage of Member Interests beneficially owned by the Company's Manager as a group on a fully diluted basis assuming the maximum securities are sold.

Member	**Average Price Per Member Interest**	**% of Class A**	**% of Class B**	**% of Class C**
WCP Management 1207 H Street LLC with its Affiliate Principals	Granted upon formation	100	80	0

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Manager, have other relationships that may create disincentives to act in the best interest of the Company and its Investors. The Managing Member has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

In evaluating these conflicts of interest, Investors should be aware that the Manager has a responsibility to them to exercise good faith and fairness in all dealings affecting the Company. The Manager is accountable to the Company as a fiduciary and consequently must exercise integrity in handling the Company's affairs. Investors may have the right, subject to procedural and jurisdictional requirements, to bring legal actions to enforce their rights under federal securities laws; and may be able to recover such losses from the Manager if such losses resulted from the Manager's violation of the anti-fraud provisions of the federal securities laws.

Relationship of the Managers of Our Manager

The co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, are brothers. Each is beneficial owner of 50% of our Manager's Class A membership interests. Class A members of the Manager have the exclusive right to appoint co-managers of the Manger to run the day-to-day and other affairs of the Manager and to act as agent for and on behalf of the Manager. As the Manager's Class A members, Benjamin and Daniel Miller unanimously appointed themselves co-managers of our Manager. In the event our Manager's co-managers do not agree on an issue or a particular course of action, then the same shall be put to a vote of the entire membership of the Manager and upon the affirmative vote of at least sixty-two percent (62%) of all of the Manager's issued and outstanding membership interests, the issue or course of action at issue shall be approved.

Benjamin S. Miller and Daniel S. Miller also each own 50% of WestMill Capital Partners, LLC. The Company has engaged WestMill for ongoing asset management, most notably managing the Tenant lease and servicing the loan with BB&T. Neither the Manager nor WestMill receives regular ongoing fees in connection with its management obligations. However, at a future date, either company may receive fees at the prevailing market rate.

Although the Company is not using a selling agent or finder in connection with this offering, it will use a website as an online portal and information management tool in connection with the offering. The website is owned and operated by WestMill. In exchange for providing the portal and information management tool, WestMill or its assigns, who shall also be an affiliate of the Company, shall receive a fixed fee of $25,000 from the proceeds of this offering.

The business is highly dependent on the services of Benjamin S. Miller and Daniel S. Miller. Additionally, the Loan is fully guaranteed by Benjamin S. Miller, Daniel S. Miller, the Benjamin S. Miller Trust and the Daniel S. Miller Trust.

Manager as Member

Our Manger owns 100% of the Company's Class A membership interests, which entitles Class A members to 20% of any distribution of the Company's Cash Flow (as this term is defined in the Company's Operating Agreement) and of any final distribution upon dissolution or liquidation. See the section entitled "Distributions."

Lack of Separate Representation

The Company and the Manager are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Manager and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent the Investors, and no other counsel or professionals have been retained to represent the interests of the Investors.

DESCRIPTION OF UNITS AND SUMMARY OF OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing limited liability company membership interests in the Company. Holders of Units will have the rights and be subject to the obligations described in the Company's Operating Agreement, a copy of which is attached as Exhibit 3. See the "Principal Members" section for a detailed analysis of the Company's membership structure before and after this offering and on a fully-diluted basis subsequent to this offering.

Class C members have no rights to contribute to, direct or vote on any matter concerning the Company and the management of the Company's affairs, including whether or not the Company should dissolve. The Units grant the holder the right to receive distributions as set forth in the Operating Agreement. See the section entitled "Distributions."

The Units may not be transferred except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A Member to a person or entity that is not a Member or Interest Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Description of the Operating Agreement of WCP 1207 H Street LLC

A summary of the material provisions of the Second Amended and Restated Operating Agreement of WCP 1207 H Street LLC, which we refer to as the "Operating Agreement" (as defined below). The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the laws of Washington D.C. and the entire operating agreement, which is attached hereto as Exhibit 3 (the "Operating Agreement"). All capitalized terms appearing in this section entitled "Description of the Operating Agreement of WCP 1207 H Street LLC" shall have meanings set forth in the Operating Agreement.

General

Currently, all of the Company's operations are conducted through, our Class A member, WCP Management 1207 H Street, LLC, in its capacity as Manager. The Manager currently owns 100% of the Class A membership interests, which is equal to 1% of all Member Interests, its Percentage. The Benjamin S. Miller Trust currently owns 50% of the Class B membership interests, which is equal to 49.5% of all Member Interests. The Daniel S. Miller Trust currently owns 50% of the Class B membership interests, which is equal to 49.5% of all Members Interests. Each of the Company's current Class B members contributed $1,120,500 for the purposes of acquiring the Property.

The Company is offering a new class of membership interests known as "Class C" membership interests

Purposes, Business and Management

The primary purpose of our Company is to own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. Our Class A member, WCP Management 1207 H Street, LLC will direct the management of the affairs of the Company by directing the management of the affairs, in its capacity as Manager.

Manager

Except as otherwise expressly provided in the Operating Agreement or as delegated by our Manager or any successor Manager pursuant to the Operating Agreement, all management powers over the business and affairs of the Company are exclusively vested in the Manager. No Class B or Class C members of the Company or any Class B or Class C member to whom such membership interests have been transferred may, in its capacity as a Class B or Class C member may take part in the operations, management or control of the Company's business, transact any business in the Company's name or have the power to sign documents for or otherwise bind the Company. While the Manager may be removed, only the Class A members have the right to elect or appoint a new Manager. In addition to the powers granted to the Manager of the Company, it has, subject to the other provisions of the Operating Agreement, full power and authority to do all things deemed necessary or desirable by us to conduct the business of the Company, to exercise all powers of the Company and to effectuate the purposes of the Company. The Company may incur debt or enter into other similar credit, guarantee, financing or refinancing arrangements for any purpose, upon such terms as the Manager of the Company, determine to be appropriate. With limited exceptions, we are authorized to execute, deliver and perform agreements and transactions on behalf of the Company without any further act, approval or vote of the Class B or Class C members.

Preferred Return
All members that make capital contributions to the Company are entitled to a return on investment calculated at the rate of 12.5%, compounded monthly (the "Preferred Return") on such Capital Contributions commencing to accrue on the date each Capital Contribution is made until such Capital Contribution is repaid in full.

Additional Funds
The Company may seek additional capital in the future from investors, lenders or its current members. The Manager may also borrow funds in the Company's name on terms and conditions that it sees fit. If the Manager does not borrow the necessary funds, it may require that funds be provided by the entire membership in proportion to their overall membership interest in the Company. If any member does not provide funds to the Company in an amount proportionate to their ownership interest, then any other member may loan the money to the Company on behalf of the non-contributing, which shall bear interest at 12.5% per annum. The full amount of the loan and accrued interest shall be paid to the lending member from Cash Flow distributable to the non-contributing member(s).

Distributions of Cash Flow and Liquidation of Assets
All Cash Flow shall be distributed and applied by the Company in the following order of priority: (a) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Member or Interest Holder; then (b) to the Members and Interest Holders, pro-rata and pari passu, all accrued but unpaid, and all then due and payable Preferred Return; then (c) to the Members and Interest Holders, pro-rata and pari passu, the outstanding principal amount of any loan made by any Member or Interest Holder to the Company; then (d) to the Members and Interest Holders in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full; then (e) on a pari passu basis, (i) eighty percent (80%) of any distribution of Cash Flow to the Class B and Class C Members on a pari passu basis, in proportion to their Percentages, and (ii) twenty percent (20%) of any distribution of Cash Flow to the Class A Member.

Allocation of Profits and Losses
Members are entitled to a share of the available Profits of the Company in accordance with their Percentages after, (i) first, allocating Profits to Members who have Unrecovered Losses until the cumulative amount of Profits allocated to each such Member is equal to the cumulative amount of Losses allocated to the Member, and (ii) second, to Members proportionate to their cumulative amount distributed pursuant to the distribution of Cash Flow.

Losses shall be allocated to the Members (i) first, in accordance with their positive Capital Account balances, on a pro rata basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their Percentages.

Exculpation and Indemnification of Manager
The Operating Agreement generally provides that no member will incur liability for any debts, obligations or liabilities of the Company, except if the member engages in gross misconduct, fraud, criminal activity or willful misconduct. The Operating Agreement also provides for the indemnification, to the fullest extent permitted by law, of all members, except in the case of action or failure to act by a member which constitutes gross misconduct, fraud, criminal activity or willful misconduct.

Power of Attorney
Each member appoints the Manager as the member's true and lawful attorney-in-fact to execute all documents, including the amendments to the Operating Agreement and all documents required to dissolve and terminate the Company and to cancel its Articles of Organization.

Restrictions on Transfer
The Operating Agreement restricts the transferability of membership interests, including the Units (as defined in this offering circular), except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A Member to a person or entity that is not a Member or Interest Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Dilution of Members
In the event the Class A Member elects to admit a Person as a new Member or Interest Holder in the Company, the Interests of all of the Class B Members, Class C Members and Interest Holders shall be diluted or reduced on a pro-rata basis in order to provide Interests to the new Member/Interest Holder. The Class A Member shall be permitted to solely determine the terms and conditions upon which to admit a Person as a new Member or Interest Holder in the Company. In connection therewith, the Members hereby acknowledge and agree that H Street Investment Corporation ("HSIC"), a subsidiary of the seller of the Property to the Company, has an option to purchase twenty percent (20%) of the Company's then common or limited membership interests pursuant to the terms of that certain Option Agreement dated as of October 20, 2010 by and between the Company and HSIC, which is attached hereto as Exhibit 6. Specifically, upon notice to HSIC that the Company will commence construction for the redevelopment of the Property, HSIC shall have 30 days to exercise the option by paying the exercise price, which shall be an amount equal to 95% of the Company's fair market value. If and when HSIC exercises its option, Class B and Class C members will be diluted by 20% on a pro-rata basis. Depending on the final exercise price of the option, which cannot be calculated at the moment, the value of the Class C Membership Interest may be diluted.

The Members hereby agree that in the event HSIC exercises such option, (a) the respective percentages of the Class B and Class C Members shall be diluted or reduced on a pro-rata basis in order to provide such Interests to HSIC, and (b) that HSIC shall be admitted to the Company as a Class B and Class C Member and not just an Interest Holder, upon its written agreement to be bound by the terms of this Agreement. In no event shall HSIC be entitled to any Interests of the Class A Member, and in the event the HSIC ever does gain ownership of any portion of the Interests of the Class A Member, such portion shall automatically be converted to a Class B and Class C Member Interests and have all of the attributes of Class B and Class C Member Interest.

Amendment of the Operating Agreement by Manager
Amendments to the Operating Agreement may be proposed only by the Class A member in its capacity as Manager of the Company.

Books, Records and Accounting
The books of the Company shall be available at the Company's principal office for inspection and copying by any Member at any and all reasonable times during normal business hours at such Member's expense. Within 90 days of each taxable year, which currently ends on December 31, the Manager shall send each member (1) a complete accounting of the affairs of the Company, and (2) the tax information concerning the Company which is necessary for the member to prepare his or her income tax returns for that year. At the request of any Member, and at that Member's expense, the Member shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the Member.

Dissolution
Class A members may dissolve the Company at any time without the consent of Class B or Class C members. Upon dissolution of our Company, the Manager shall wind up the Company's affairs.

Special Distribution
Class B members may receive a special distribution from the net proceeds of the securities offering filed on Form 1-A with the Securities and Exchange Commission on April 29, 2011 (the "Special Distribution") on a pro-rata basis.

PLAN OF DISTRIBUTION

The securities to be offered in connection with this proposed offering shall be offered by the Manager, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Although the Company is not using a selling agent or finder in connection with this offering, it will use a website as an online portal and information management tool in connection with the offering. The website is owned and operated by WestMill Capital Partners, LLC, an affiliate of the Manager and the Company. In exchange for providing the portal and information management tool, WestMill Capital Partners, LLC or its assigns, who shall also be an affiliate of the Company, shall receive a fixed fee of $25,000 from the proceeds of this offering.

This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this offering, the Company or the Units and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in the Units.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so.

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the offering only in Florida, Maryland, Massachusetts, New York, North Carolina, Washington DC and Virginia securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states. However, we may not generally solicit investors in any jurisdiction that this offering is not qualified.

The investing section of the website hosting this offering will be coded to only allow access to those prospective investors that reside in jurisdictions where the offering is registered and meet any state-specific investor suitability standards, such as income, assets, or maximum investment limitations.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained on the Company's membership register.

Limitations on Transferability

The Company's Operating Agreement restricts the transferability of membership interests, including the Units (as defined in this offering circular), except (a) to another Member or Interest Holder, (b) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (c) with the consent of the Class A Member to a person or entity that is not a Member or Interest Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

No Escrow

The proceeds of this offering will not be escrowed.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Unit, these materials will not give a complete understanding of this offering, the Company or the Units and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest.

LEGAL MATTERS

All prospective investors are encouraged to consult their own legal advisors for advice in connection with this offering.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor or have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

INDEX TO FINANCIAL STATEMENTS

WCP 1207 H Street, LLC
Balance Sheet
As of April 19, 2011

	Apr 19, 2011
ASSETS	
Current Assets	
Checking/Savings	
BB&T Main Checking	15,252.11
Total Checking/Savings	15,252.11
Accounts Receivable	
Property Tax Due from AutoZone	40,349.48
Total Accounts Receivable	40,349.48
Total Current Assets	55,601.59
Fixed Assets	
Building	2,208,579.07
Accumulated Depreciation	-14,157.56
Land - 1207 H Street, NE	592,661.47
Total Fixed Assets	2,787,082.98
Other Assets	
Loan Fee	18,400.00
Long Term Lease	1,483,659.32
Organizational Expense	2,030.00
Total Other Assets	1,504,089.32
TOTAL ASSETS	**4,346,773.89**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Mortgage Payable	1,834,606.00
Total Long Term Liabilities	1,834,606.00
Total Liabilities	1,834,606.00
Equity	
Capital Contributions	2,505,685.30
Retained Earnings	-2,098.00
Net Income	8,580.59
Total Equity	2,512,167.89
TOTAL LIABILITIES & EQUITY	**4,346,773.89**

WCP 1207 H Street, LLC
Profit & Loss
January 1 through April 19, 2011

	Jan 1 - Apr 19, 2011
Ordinary Income/Expense	
Income	
Rental Income	42,508.79
Total Income	42,508.79
Gross Profit	42,508.79
Expense	
Bank Service Charges	13.00
Depreciation Expense	14,157.56
Interest Expense	19,660.19
Office Supplies	97.45
Professional Fees	0.00
Reimbursable Costs	0.00
Total Expense	33,928.20
Net Ordinary Income	8,580.59
Net Income	**8,580.59**

*** ** *** ***

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2	Articles of Organization
3	Second Amended and Restated Operating Agreement
4	Form of Subscription Package
6	Option Agreement
10	Consent of Sanders Ortoli Vaughn-Flam Rosenstadt LLP (contained in Exhibit 11)
11	Opinion of Sanders Ortoli Vaughn-Flam Rosenstadt LLP
12	Sales Material

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia on May 17, 2011.

WCP 1207 H STREET LLC

By: Its Manager, WCP Management 1207 H Street



By: ______________________________

Benjamin S. Miller
Manager of WCP Management 1207 H Street LLC
Manager of WCP 1207 H Street LLC



By: ______________________________

Daniel S. Miller
Manager of WCP Management 1207 H Street LLC
Manager of WCP 1207 H Street LLC

Exhibit 2

GOVERNMENT OF THE DISTRICT OF COLUMBIA
DEPARTMENT OF CONSUMER AND REGULATORY AFFAIRS



CERTIFICATE

THIS IS TO CERTIFY that all applicable provisions of the District of Columbia Limited Liability Company Act have been complied with and accordingly, this ***CERTIFICATE OF ORGANIZATION*** is hereby issued to:

WCP 1207 H STREET, LLC

IN WITNESS WHEREOF I have hereunto set my hand and caused the seal of this office to be affixed as of the **16th** day of **July, 2010.**

LINDA K. ARGO
Director

Business and Professional Licensing Administration



PATRICIA E. GRAYS
Superintendent of Corporations
Corporations Division

Adrian M. Fenty
Mayor

Reset Form | Version 2; 04-30-09 | Print Form


DCRA

DEPARTMENT OF CONSUMER & REGULATORY AFFAIRS

District of Columbia Government

Corporations Division
PO Box 92300
Washington DC 20090

Articles of Organization of Domestic Limited Liability Company

Under Title 29, Chapter 10 of the District of Columbia Official Code (the DC Limited Liability Company Act of 1994), the organizer named below adopts these following Articles of Organization:

1. Name the limited liability company. The name must include: LLC or Limited Liability Company; or -- if any professional services such those performed by *certified public accountants, attorneys, architects, practitioners of the healing arts, dentists, optometrists, podiatrists, or professional engineers* are part of your business -- the name must end with **Professional Limited Liability Company** or **PLLC**.

   WCP 1207 H Street , LLC

   ***PLLCs:* your signature(s) on this form indicate that all PLLC organizers, members and managers are licensed to provide the professional services for which you are organized.**

2. Effective date is the date articles are accepted for filing.

3. Your signature on this form indicates that the articles exist in perpetuity.

4. Describe the company's purpose. If insurance is part of the purpose, prior registration with the Department of Insurance, Securities and Licensing (DISB) is required. If banking is part of the purpose, attach the DISB consent form.

   To engage the investment in real estate, businesses and other investment activities and to engage in any lawful act or activity for which a limited liability company may be organized under the laws of the District of Columbia.

5. Give the name and registered office address (not a PO Box) of the Registered Agent (RA) in the District. The RA must be either an individual person who resides in the District (a business office does not qualify), or a corporation with the authority in its own articles to act as a RA in the District. (Attach page 2, the RA-1 Form.)

   Benjamin Miller, 1529 14th Street, NW, #602 Washington, DC 20005

6. Principal place of business.

   3255 Grace Street, NW, Washington DC 20007

7. ***General Partnership / Limited Partnership Conversions only*:** This limited liability company formerly was the general partnership/ liability partnership known as ______ which was converted to a limited liability company.

If you sign this form, you agree that you understand that anyone who makes a false statement anywhere on it can be punished by criminal penalties of a fine up to $1000, imprisonment up to 180 days, or both, under DCOC § 22-2405.

All Organizers (add more sheets, as needed)	Physical Street Address	Date	Signature
Benjamin Miller	3255 Grace Street, NW, Washington DC 20(20007	6/30/2010	[signature]

Mail all forms and required payment to:
Department of Consumer and Regulatory Affairs
Corporations Division
PO Box 92300
Washington, DC 20090
Phone: (202) 442-4400

FILE 7/16/10

Please check dcra.dc.gov to view organizations required to register, to search business names, to get step-by-step guidelines to register an organization, to search registered organizations, and to download forms and documents. Just click on "Corporate Registrations."

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DEPARTMENT OF CONSUMER & REGULATORY AFFAIRS

District of Columbia Government

Corporations Division

PO Box 92300
Washington DC 20090

RA-1. Registered Agent Written Consent

Use this form to appoint a Registered Agent for an entity. Choose Option A or B, but not both. There is no filing fee for this form.

Under DC Official Code (DCOC) Titles 29 and 41, a Registered Agent (RA) must be:

A bona fide resident of the District of Columbia (District), or
A for-profit corporation, authorized by articles of incorporation or certificate of authority to act as agent.

Limited Liability Corporations (LLCs) and Limited Liability Partnerships (LLPs) may not act as RAs. Entities may not act as their own RAs.

A. By a District of Columbia resident: I, a bona fide District resident, consent to act as a RA for the entity below.

Name of Resident	Address of Resident (address must be in DC: *not* a PO Box)
Benjamin Miller	1529 14th Street, NW, #602 Washington, DC 20005
Entity Name	**Signature**
WCP 1207 H Street, LLC	[signature]

B. By a legally authorized corporation: The authorized corporate Registered Agent in the District, by the signatures of its President/Vice-President and Secretary/Assistant Secretary, agrees to act as RA for the entity below.

Name of RA Corporation	Address of Corporation (address must be in DC: *not* a PO Box)
Entity Name	
President ☐ Vice-President ☐	Signature
Secretary ☐ Assistant Secretary ☐	Signature

If you sign this form, you agree that you understand that anyone who makes a false statement anywhere on it can be punished by criminal penalties of a fine up to $1000, imprisonment up to 180 days, or both, under DCOC § 22-2405.

Mail all forms and required payment to:
Department of Consumer and Regulatory Affairs
Corporations Division
PO Box 92300
Washington, DC 20090
Phone: (202) 442-4400

Please check dcra.dc.gov to view organizations required to register, to search business names, to get step-by-step guidelines to register an organization, to search registered organizations, and to download forms and documents. Just click on "Corporate Registrations."

Exhibit 3

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF WCP 1207 H STREET, LLC

Dated as of April 29, 2011

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY, THE MANAGER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMENT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT.

This Second Amended and Restated Operating Agreement (this "Agreement") is entered into as of the 27th day of April, 2011 (the "Effective Date"), by and among the Benjamin S. Miller Trust, the Daniel S. Miller Trust, WCP Management 1207 H Street, LLC, a District of Columbia limited liability company and those individuals or entities designated as Class C members on Exhibit A (collectively, the "Members").

Explanatory Statement

Benjamin S. Miller and Daniel S. Miller (the "Original Members"), the predecessors in interest of and assignors to the Members, have heretofore formed WCP 1207 H Street, LLC (the "Company"), a District of Columbia limited liability company, which is organized and existing pursuant to (a) Articles of Organization filed with the District of Columbia on or about July 16, 2010, and (b) an Operating Agreement dated as of July 17, 2010 (the "Original Operating Agreement") and an amended and restated operating agreement dated January 18, 2011 (the "First Amended and Restated Operating Agreement"). Concurrently with, but prior to, the date hereof, the Original Members have conveyed, assigned and transferred all of their rights, title and interests in and to the Company to the Members. The Members desire to amend and restate the First Amended and Restated Operating Agreement in its entirety pursuant to the terms and conditions set forth in this Agreement, which will supersede and replace the First Amended and Restated Operating Agreement once it is executed and delivered by all of the parties hereto.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section I Defined Terms

The following capitalized terms shall have the meanings specified in this *Section* I. Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

"Act" means the District of Columbia Limited Liability Company Act, and any successor statute, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i) the deficit shall be decreased by the amounts which the Interest Holder is obligated to restore pursuant to *Section* 4.4.2 or is deemed obligated to restore pursuant to Regulation Section 1.704-l(b)(2)(ii)(c); and

(ii) the deficit shall be increased by the items described in Regulation Sections 1.704-l(b)(2)(ii)(d)(4), (5), and (6).

"Adjusted Capital Balance" means, as of any day, an Interest Holder's total Capital Contributions less all amounts actually distributed to the Interest Holder pursuant to *Section* 4.1(c) below. If any Interest is

transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Balance of the transferor to the extent the Adjusted Capital Balance relates to the Interest transferred.

"Affiliate" means, with respect to any Member, any Person: (i) which owns more than twenty percent (20%) of the voting interests in the Member; or (ii) in which the Member owns more than twenty percent (20%) of the voting interests; or (hi) in which more than twenty percent (20%) of the voting interests are owned by a Person who has a relationship with the Member described in clause (i) or (ii) above.

"Agreement" means this Operating Agreement, as amended from time to time.

"Articles of Organization" means the Articles of Organization of the Company which have been filed with the District of Columbia, as amended from time to time.

"Capital Account" means the account maintained by the Company for each Interest Holder in accordance with the following provisions:

(i) an Interest Holder's Capital Account shall be credited with the Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the Interest Holder (or which are secured by Company property distributed to the Interest Holder), the Interest Holder's distributive share of Profit and any item in the nature of income or gain specially allocated to such Interest Holder pursuant to the provisions of *Section* IV (other than *Section* 4.3.3); and

(ii) an Interest Holder's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Interest Holder, the amount of any liabilities of the Interest Holder assumed by the Company (or which are secured by property contributed by the Interest Holder to the Company), the Interest Holder's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Interest Holder pursuant to the provisions of *Section* IV (other than *Section* 4.3.3).

If any Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest. If the book value of Company property is adjusted pursuant to *Section* 4.3.3, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.704-1 (b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.704-l(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Cash Flow" means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager; and in connection with the sale,

conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

"Class A Member" means the Person identified as such on *Exhibit A,* attached hereto, and any assignee or transferee of such Person permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class A Member pursuant to the terms hereof.

"Class B Members" means the Persons identified as such on *Exhibit A,* attached hereto, and any assignee or transferee of such Persons permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class B Member pursuant to the terms hereof, prior to the sale of Class C Membership Units.

"Class C Members" means the Investors and any assignee or transferee of such Persons permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class C Member pursuant to the terms hereof and shall be added to *Exhibit A* upon acceptance by the Company of such Unit Subscription Agreement.

"Class C Membership Unit" refers to the fifty thousand (50,000) investment interests in the Company being offered to Investors pursuant to the securities offering as per the Form 1-A filed with the Securities and Exchange Commission on April 27, 2011.

"Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Company" means the limited liability company organized in accordance with the Articles of Organization and this Agreement.

"Financial Rights" means a Person's rights to share in Profits and Losses of, and distributions from, the Company.

"Governance Rights" means all of a Person's rights as a Member of the Company other than Financial Rights and the right to assign Financial Rights.

"Interest" means a Person's share of the Profits and Losses of, and the right to receive distributions from, the Company.

"Interest Holder" means any Person who holds an Interest, whether as a Member or as an unadmitted assignee of a Member.

"Investor" means any Person who purchases a Class C Membership Unit(s).

"Member(s)" means each Person who is entering into this Agreement, including the Class A Member, Class B Members and Class C Members, and any Person who subsequently is admitted as a member of the Company.

"Membership Rights" means all of the rights of a Member in the Company, namely, a Member's Financial Rights and Governance Rights, including a Member's: (i) Interest; (ii) right to inspect the Company's books and records; and (iii) unless otherwise limited by this Second Amended and Restated Operating Agreement, right to participate in the management of and vote on matters coming before the Company.

"Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Interest Holder in a manner consistent with the Regulations under Code Section 704(b).

"Negative Capital Account" means a Capital Account with a balance of less than zero.

"Offering Circular" means the Company's prospectus whereby the Class C Units are being offered to potential Investors.

"Percentage" means, as to a Member, the percentage set forth after the Member's name on Exhibit A, as amended from time to time and as adjusted from time to time in accordance with *Section* 6.4 below and in accordance with the acceptance by the Company of any Unit Subscription Agreement, and as to an Interest Holder who is not a Member, the Percentage of the Member whose Interest has been acquired by such Interest Holder, to the extent the Interest Holder has succeeded to that Member's Interest

"Person" means a natural person (age 18 or older), partnership (whether general or limited and whether domestic or foreign), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Preferred Return" means a return on investment calculated at the rate of twelve and one half percent (12.5%) per annum, compounding monthly, on all Capital Contributions made to the Company by the Members, and all loans made by any of the Members to the Company, with such Preferred Return commencing to accrue on the date of each Capital Contribution or loan made to the Company by the Member in question and continuing until such Capital Contribution or loan is repaid or returned in full.

"Positive Capital Account" means a Capital Account with a balance greater than zero.

"Profit" and *"Loss"* means, for each taxable year of the Company (or other period for which Profit or Loss must be computed) the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i) all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal tax purposes;

(v) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to *Section* 4.3 hereof shall not be taken into account in computing Profit or Loss.

"Property" means that certain real property and the improvements thereon owned or to be owned by the Company having a street address of 1207 H Street, N.E., Washington, D.C.

"Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"State" means the District of Columbia.

"Transfer" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign or otherwise transfer.

"Unit Subscription Agreement" means the agreement between the Company and the Investors, by which such Class C members subscribe for Class C Interests.

Section II
Formation and Name; Office; Purpose; Term

2.1. *Organization.* The Members have heretofore organized a limited liability company pursuant to the Act and have caused Articles of Organization to be prepared, executed and filed with the State on or about July 16, 2010.

2.2. *Name of the Company.* The name of the Company is **"WCP 1207 H Street, LLC."**

2.3. *Purpose.* The Company is organized to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate, directly or indirectly, and to engage in any and all lawful businesses not required to be specifically stated in this Agreement or in the Certificate, for which limited liability companies may be formed under the Act; notwithstanding the foregoing, it is agreed that the primary purpose of the Company is to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property.

2.4. *Term.* The term of the Company began upon the acceptance of the Articles of Organization by the State and shall be perpetual, unless its existence is sooner terminated pursuant to *Section* VII of this Agreement.

2.5. *Powers.* The Company shall have and may exercise all powers necessary or convenient to effect any or all of the purposes for which the Company is formed, including the power to acquire an estate or interest in property in its name.

2.6. *Registered Office and Registered Agent.* The name and address of the Company's resident agent in the District of Columbia is Benjamin Miller, 1529 14th Street, N.W., Apt: 602, Washington, D.C. 20005. The principal business office of the Company in the State shall be at 1519 Connecticut Avenue, NW, Suite 200, Washington, D.C. 20036.

2.7. *Members.* The name and Percentage of each Member are set forth on *Exhibit* A.

Section III
Members; Capital; Capital Accounts; Guarantees

3.1. *Capital Contributions.*

3.1.1 *Initial Capital Contributions.* Certain Members have previously contributed to the Company certain funds in the amounts currently shown on the books and records of the Company. To the extent the Capital Contributions were made by the Original Members, such Capital Contributions shall be credited to the Capital Accounts of the Members in accordance with the assignment instruments between the Original Members and the Members.

3.1.2 *Class C Members.* From and after the date hereof, the Class A members, on behalf of the Company, may in the Class A members' sole discretion, from time to time, accept subscriptions for Class C Interests, in each case by execution and delivery of a Unit Subscription Agreement and such other agreements and documents as the Class A members may deem necessary and appropriate. Each subscriber to Class C Interests under this Section 3.1.2 may be admitted by the Class A members on behalf of all Members as a Class C member, provided that such subscriber or assignee, as applicable, shall in writing have accepted and adopted all of the terms and provisions of this Agreement.

3.2. *Additional Funds.*

3.2.1. *No Additional Capital Contributions Required.* Except as set forth in *Section* 3.2.2 below, no Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

3.2.2. *Procuring Additional Funds.* In the event the Company needs additional funds, the Manager shall first use its commercially reasonable, for and on behalf of the Company, to borrow such funds in the Company's name from third parties on such terms and conditions and with such security as the Manager may deem appropriate. In the event that all required additional capital is not obtained by the Company as aforesaid, then the Members shall be required, on a pro-rata basis, to make additional Capital Contributions to the Company (the "Required Amount"). In the event any Member fails to fund its proportionate amount of the Required Amount, then the other Members may (but shall not be required to) contribute such capital on behalf of the defaulting Member (if more than one such other Member desires to make such contribution, they shall do so in proportion to their Percentages). Such capital shall be deemed a loan from the contributing Member(s) to the defaulting Member bearing interest at twelve and one-half percent (12.5%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing Member(s) from the available distributions of Cash Flow to the defaulting Member under *Section* 4.1 below (before any distributions are made to the defaulting Member under *Section* 4.1). The foregoing provisions of this Section are not intended to be for the benefit of any creditor or other person (other than a Member or Interest Holder in his capacity as a Member or Interest Holder) to whom any debts, liabilities, or obligations are owed by (or who otherwise have any claim against) the Company or any of the Members, and no such creditor or other person shall obtain any right under any such foregoing provision or shall by reason of any such foregoing provision make any claim in respect of any debt, liability, or obligation (or otherwise) against the Company or any of the Members. Further, in the event that all required additional capital is not obtained by the Company pursuant to the foregoing provisions, and in the event the lack of funds threatens the viability of the Company, the Manager agrees that it will promptly commence to market the Property for sale.

3.3. *No Interest on Capital Contributions.* With the exception of the Preferred Return, Members shall not be paid interest on their Capital Contributions.

3.4. *Return of Capital Contributions.* Except as otherwise provided in this Agreement, including but not limited to the Special Distribution described in Section 3.8 below, no Interest Holder shall have the right to receive any return of any Capital Contribution.

3.5. *Form of Distribution.* If an Interest Holder is entitled to receive a distribution, the Company may distribute cash, notes, property or a combination thereof to the Interest Holder.

3.6. *Capital Accounts.* A separate Capital Account shall be maintained for each Interest Holder.

3.7. *Loans.* Any Member may, at any time, make or cause a loan to be made to the Company in any amount which the Company and the Member agree. Any such loan shall bear interest at the rate of the Preferred Return.

3.8. *Special Distribution.* Class B members shall receive a special distribution from the net proceeds, if any, resulting from the securities offering as per the Form 1-A filed with the Securities and Exchange Commission on April 29, 2011 (the "Special Distribution") on a pro-rata basis.

Section IV
Profit, Loss and Distributions

4.1. *Cash Flow.* All Cash Flow shall be distributed and applied by the Company in the following order of priority:

(a) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Member or Interest Holder; then

(b) to the Members and Interest Holders, pro-rata and pari passu, all accrued but unpaid, and all then due and payable Preferred Return; then

(c) to the Members and Interest Holders, pro-rata and pari passu, the outstanding principal amount of any loan made by any Member or Interest Holder to the Company; then

(d) to the Members and Interest Holders in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full; then

(e) on a pari passu basis, (i) eighty percent (80%) of any distribution of Cash Flow to the Class B and Class C Members on a pari passu basis, in proportion to their Percentages, and (ii) twenty percent (20%) of any distribution of Cash Flow to the Class A Member.

4.2. *Allocation of Profit or Loss.* After giving effect to the allocations and/or adjustments required by Section 4.3 hereof, Profits and Losses for any fiscal year shall be allocated as follows:

(a) Profits shall be allocated: (i) first, to each Member which has previously been allocated Losses pursuant to Section 4.2(b), below, which have not been fully offset by allocations of Profits pursuant to this Section 4.2(a)(i) ("Unrecovered Losses") until the cumulative amount of Profits allocated to each such Member pursuant to this Section 4.2(a)(i) is equal to the cumulative amount of Losses which have been allocated to such Member pursuant to Section 4.2(b), below, it being understood that Profits allocated pursuant to this subsection (i) shall be allocated to the Members in proportion to their respective Unrecovered Losses; (ii) second, to the Members proportionate with the cumulative amount distributed to such Member pursuant to Section 4.1, above; and (iii) third, to the Members in accordance with their Percentages.

(b) Losses shall be allocated to the Members (i) first, in accordance with their positive Capital Account balances, on a *pro rata* basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their Percentages.

(c) Notwithstanding Section 4.2(b) hereof and after application of Treasury Regulation Section 1.704-l(b)(2)(ii)(d), until the terms of the following sentence are satisfied, no such Losses shall be allocated to a Member which would cause such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. Any Losses not allocated to a Member due to the foregoing limitation instead shall be allocated to the Members with positive Capital Account balances in proportion to such Capital Account balances until all such Capital Account balances have been reduced to zero.

4.3. *Regulatory Allocations.*

4.3.1. *Qualified Income Offset* No interest Holder shall be allocated Losses or deductions if the allocation causes an Interest Holder to have an Adjusted Capital Account Deficit. If an Interest Holder receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any distribution which causes the Interest Holder to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Interest Holder before any other allocation is made of Company items for that taxable year, in the amount and in the proportions required to eliminate the excess as quickly as possible. This *Section* 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.3.2. *Minimum Gain Chargeback* Except as set forth in Regulation Section 1.704-2(f)(2), (3) and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Interest Holder, prior to any other allocation pursuant to this *Section* IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Interest Holder's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this *Section* 4.3.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this *Section* 4.3.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

4.3.3. *Contributed Property and Book-Ups.* In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-l(b)(2)(iv)(d)(3), income, gain, loss and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

4.4. *Liquidation and Dissolution.*

4.4.1. If the Company is liquidated, the assets of the Company shall be distributed to the Members and/or Interest Holders in accordance with the terms of *Section* 4.1.

4.4.2. No Interest Holder shall be obligated to restore a Negative Capital Account.

4.5. *General.*

4.5.1. Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Manager.

4.5.2. If any assets of the Company are distributed in kind to the Interest Holders, those assets shall be valued on the basis of their then current book value (as reflected on the books and records of the Company), and any Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Interest Holders so entitled.

4.5.3. All Profit and Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Interest Holders as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer during the taxable year, the Profit or Loss shall be allocated between the original Interest Holder and the successor on the basis of the number of days each was an Interest Holder during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss or proceeds attributable to any extraordinary nonrecurring items of the Company.

4.5.4. The Members are hereby authorized, upon the advice of the Company's tax counsel, to amend this *Article* IV to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to an Interest Holder without the Interest Holder's prior written consent.

Section V
Management: Rights, Powers and Duties

5.1. *Management.*

5.1.1. *Management.* Except as otherwise provided herein, all powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) Manager (who may, but need not, be a Member), who shall be selected by the Class A Member. The Class A Member hereby appoints the Class A Member, WCP Management 1207 H Street, LLC, as the initial Manager of the Company. The Members hereby also agree that the Manager shall have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. Every reference in this Agreement to the Manager shall mean and refer to any Person appointed Manager hereunder.

5.1.2. A Manager may be removed from office, and a new Manager may be elected or appointed, solely by the Class A Member.

5.2. *Voting by Members.*

5.2.1. Neither the Class B Members nor the Class C Members shall have voting rights or Governance Rights under this Agreement. As respects the Members, all voting rights and Governance Rights of the Members shall be held solely by the Class A Member. Whenever this Agreement or the Act calls for or requires a vote of the Members of the Company, such vote shall in all cases mean and refer to the vote of the Class A Member.

5.2.2. In lieu of holding a meeting, the Class A Member may vote or otherwise take action by a written instrument indicating the consent of Class A Member. Copies of this written instrument shall be kept with the Company books and records.

5.3. *Personal Services.* No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Members, no Member shall be entitled to compensation for services performed for the Company. Upon substantiation of the amount and purpose thereof, however, the Members shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

5.4. *Duties of Parties.*

5.4.1. Each Member shall devote such time to the business and affairs of the Company as is necessary to carry out the Member's duties set forth in this Agreement.

5.4.2. Except as otherwise expressly provided in *Section* 5.4.3., nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of the Members' respective Affiliates) to maintain, expand or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.4.3. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates. In any of those cases, those dealings and undertakings shall be at arm's length and on commercially reasonable terms.

5.5. *Liability and Indemnification.*

5.5.1. No Member shall have any personal obligation for any debts, obligations or liabilities of the Company, whether such debts, obligations or liabilities arise in contract, tort or otherwise, solely by reason of being a member, manager, employee or agent of the Company. A Member shall not be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the Members, except if the Member engaged in gross misconduct, fraud, criminal activity or willful misconduct.

5.5.2. The Company shall indemnify each Member to the fullest extent permitted by the Act for any act performed by the Member with respect to Company matters, except in the case of action or failure to act by a Member which constitutes gross misconduct, fraud, criminal activity or willful misconduct.

5.6. *Power of Attorney.*

5.6.1. Each Member constitutes and appoints the Manager as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), and in the Member's name, place and stead, to make, execute, sign, acknowledge, and file:

(i) all documents (including amendments to the Articles of Organization and to this Agreement and *Exhibit A* hereof) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement (provided that, except with respect to a modification to this Agreement required pursuant to *Section* 6.4 below, the same does not materially and adversely affect (1) the rights and obligations of the Members hereunder or (2) the economic terms of this Agreement);

(ii) any and all other certificates or other instruments required to be filed by the Company under the laws of the State or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State;

(iii) one or more fictitious or trade name certificates; and

(iv) all documents which may be required to dissolve and terminate the Company and to cancel its Articles of Organization.

5.6.2. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the transfer of an Interest, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

Section VI
Transfer of Interests and Withdrawals of Members

6.1. *Transfers.* No Member may Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Member, and no Interest Holder may Transfer all, or any portion of, or any interest or rights in, any Interest, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A Member or as otherwise permitted under *Section* 6.4 below, to a person or entity that is not a Member or Interest Holder. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The Transfer of any Membership Rights or Interests in violation of the prohibition contained in this *Section* 6.1 shall be deemed invalid, null and void, and of no force or effect. Any Person to whom Membership Rights are attempted to be transferred in violation of this *Section* 6.1 shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the Membership Rights.

6.2. *Resignation.* No Member shall have the right or power to resign from the Company.

6.3. *Dissolution, Death or Disability.* Upon the dissolution, death or permanent total disability of a Member, (a) the Company shall not dissolve, and (b) the estate or legal representative of a deceased or disabled Member or his designated heir(s), or the successor of a dissolved Member, shall thereupon become an Interest Holder, but not a Member of the Company. In the event of such dissolution, death or disability of a Member, the successor Interest Holder(s), if any, in addition to the other Members of the Company, shall have the right to receive all dissolution proceeds otherwise distributable to the affected Member pursuant to *Sections* 4.4 above and 7.1 below.

6.4. *Dilution For New Members.* In the event the Class A Member elects to admit a Person as a new Member or Interest Holder in the Company, the Interests of all of the Class B and Class C Members and Interest Holders shall be diluted or reduced on a pro-rata basis in order to provide Interests to the new Member/Interest Holder. The Class A Member shall be permitted to solely determine the terms and conditions upon which to admit a Person as a new Member or Interest Holder in the Company. In connection therewith, the Members hereby acknowledge and agree that H Street Investment Corporation ("HSIC"), the seller of the Property to the Company, has an option to purchase twenty percent (20%) of the Interests in the Company pursuant to the terms of that certain Option Agreement dated as of October 20, 2010 by and between the Company and HSIC. The Members hereby agree that in the event HSIC exercises such option, (a) the respective Percentages of the Class B and Class C Members shall be diluted or reduced on a pro-rata basis in order to provide such Interests to HSIC, and (b) that HSIC shall be admitted to the Company as a Class B and Class C Member and not just an Interest Holder, upon its written agreement to be bound by the terms of this Agreement. In no event shall HSIC be entitled to any Interests of the Class A Member, and in the event the HSIC ever does gain ownership of any portion of the Interests of the Class A Member, such portion shall automatically be converted to Class B and Class Member Interests and have all of the attributes of Class B and Class Member Interests.

Section VII
Dissolution, Liquidation and Termination of the Company

7.1. *Events of Dissolution.* The Company shall be dissolved upon the happening of any of the following events:

7.1.1. when the period fixed for its duration, if any, in *Section* 2.4 has expired; or

7.1.2. upon the affirmative vote of the Class A Member; or

7.1.3. any act causing dissolution and/or termination under the Act unless inconsistent with the provisions of this Agreement lawfully providing to the contrary, or upon the entry of a decree of judicial dissolution with respect to the Company.

7.2. *Procedure for Winding Up and Distribution.* If the Company is dissolved, the Manager shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Interest Holders who are creditors, in satisfaction of all liabilities of the Company, and second, to the Interest Holders in accordance with *Section* 4.4 of this Agreement

Section VIII
Books, Records, Accounting and Tax Elections

8.1. *Bank Accounts.* All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Members shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. *Books and Records.* The Members shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business, as required by the Act. These books and records shall be maintained in accordance with sound accounting principles and practices and shall be available at the Company's principal office for inspection and copying by any Member at any and all reasonable times during normal business hours at such Member's expense.

8.3. *Annual Accounting Period.* The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Members, subject to the requirements and limitations of the Code.

8.4. *Reports.* Within ninety (90) days after the end of each taxable year of the Company, the Manager shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each Person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year. At the request of any Member, and at the Member's expense, the Members shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the Member. The Members shall also comply with all State reporting requirements set forth in the Act.

Section IX General Provisions

9.1. *Assurances.* Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing and other acts as the Members deem appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company.

9.2. *Notifications.* Any notice, demand, consent, election, offer, approval, request or other communication (collectively, a "Notice") required or permitted under this Agreement must be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested. A Notice must be addressed to an Interest Holder at the Interest Holder's last known address on the records of the Company. A Notice to the Company must be addressed to the Company's principal office. A Notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A Notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by Notice to all of the others, substitute addresses or addressees for Notices; and, thereafter, Notices are to be directed to those substitute addresses or addressees.

9.3. *Specific Performance.* The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

9.4. *Complete Agreement.* This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. This Agreement may be modified or amended solely by the Class A Member, provided that, except with respect to a modification to this Agreement required pursuant to *Section 6.4* above, such amendment shall not materially and adversely affect (1) the rights and obligations of the Members hereunder or (2) the economic terms of this Agreement (except if all Members are treated the same on a proportionate basis). Any such modification or amendment to this Agreement may be signed by the Manager under the terms of *Section* 5.6 above.

9.5. *Applicable Law.* All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State.

9.6. *Section Titles.* The headings herein are inserted as a matter of convenience only, and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. *Binding Provisions.* This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

9.8. *Jurisdiction and Venue.* Any suit involving any dispute or matter arising under this Agreement may only be brought in the United States Court of Appeals for the District of Columbia or any United States District Court having jurisdiction over the subject matter of the dispute or matter. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

9.9. *Terms.* Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.10. *Separability of Provisions*. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.11. *Counterparts*. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart

9.12. *Estoppel Certificate*. Each Member shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's knowledge, that (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof. If the certificate is not received within that ten (10) day period, the Manager shall execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in *Section* 5.6.

9.13. *Investors' Representations and Acknowledgement of Risk*. Each Investor warrants and represents to the Manager that he or she:

9.13.1. Has carefully read, reviewed and is familiar with this agreement and the Offering Circular;

9.13.2. Has carefully reviewed the Risk Factors identified in the Offering Circular and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

9.13.3. Is aware that there is no public market for the Class C Units, that it is not intended that such a market will develop, and that it will not be possible to readily liquidate this investment;

9.13.4. Acknowledges and agrees that interest earned on the Investor's investment may be used by the Company and that such interest will not be refunded to the Investor; and

9.13.5. Will complete and sign the Unit Subscription Agreement and, by so doing, will be deemed also to have executed this agreement.

(*signatures begin on next page*)

IN WITNESS WHEREOF, the parties have executed or caused this Second Amended and Restated Operating Agreement to be executed, under seal, as of the date set forth hereinabove.

CLASS A MEMBER

WCP Management 1207 H Street, LLC

By: /s/ Benjamin S. Miller
Benjamin S. Miller, Manager

CLASS B MEMBERS

Benjamin S. Miller Trust

/s/ Benjamin S. Miller
Benjamin S. Miller
Trustee

Daniel S. Miller Trust

/s/ Daniel S. Miller
Daniel S. Miller
Trustee

EXHIBIT A

LIST OF MEMBERS AND PERCENTAGES

Names	Percentages
Class A Member:	
WCP Management 1207 H Street, LLC	1.00%
Class B Members:	
Benjamin S. Miller Trust	49.50%
Daniel S. Miller Trust	49.50%
Totals:	100.00%

Exhibit 4

SUBSCRIPTION PACKAGE

WCP 1207 H STREET LLC

A maximum of 50,000 Class C limited liability company membership interests in WCP 1207 H Street LLC ("Units")

Offering Price - $10 per Unit

April 29, 2011

THIS PACKAGE CONTAINS THE FOLLOWING DOCUMENTS:

1. **Instructions**
2. **Subscription Agreement (to be completed and signed by all Investors)**
3. **Investor Supplement, consisting of Federal Form W-9 (to be completed and signed by all Investors)**

INSTRUCTIONS FOR PROSPECTIVE INVESTORS IN WCP 1207 H Street LLC

To invest in the WCP 1207 H Street LLC, please do the following:

- Read the entire Subscription Package.
- Electronically complete and electronically sign the Subscription Agreement.
- Electronically complete Form W-9.
- Electronically pay for your Units.

IF YOU HAVE ANY QUESTIONS ABOUT HOW TO COMPLETE THESE MATERIALS, PLEASE CALL WCP MANAGEMENT 1207 H STREET, LLC AT (202) 584-0550 AND ASK FOR THE SUBSCRIPTION DEPARTMENT.

WCP 1207 H Street LLC

SUBSCRIPTION AGREEMENT

To Prospective Investors:

To purchase Units in WCP 1207 H Street LLC (the "LLC"), you must complete and sign this Subscription Agreement. By so doing, you warrant, represent and agree as follows:

1. The LLC's Offering Circular (which includes, without limitation, the LLC's Second Amended and Restated Operating Agreement) has been delivered to you via email or through the LLC's website, and you have carefully read, reviewed and are familiar with the Offering Circular.

2. You have received, and you accept and adopt each and every provision of, the LLC's Second Amended and Restated Operating Agreement. You agree that your signature on this Subscription Agreement also will serve as your signature to the Second Amended and Restated Operating Agreement.

3. You have been advised to pay particular attention to the Risk Factors section of the Offering Circular and, accordingly, you recognize that an investment in the LLC involves a high degree of risk, and you are prepared for the possibility of the loss of your entire investment.

4. You are purchasing the Units solely for your own account and not for the purpose of resale. You recognize that Units are subject to significant restrictions on transfer and, for such reason, that you may need to bear the economic risk of an investment in Units for the life of the LLC.

5. You have secured, or have waived the right to secure, the advice of your legal counsel, accountants or other financial advisors with respect to an investment in the Units.

6. The LLC may not retain any interest earned on your investment, and you waive the right to receive such interest, including in the event your investment is returned to you if your Subscription is not accepted by the LLC.

7. You irrevocably subscribe for and agree to purchase the number of Units covered by the amount of your investment. You acknowledge that the LLC has the right to reject your subscription in whole or in part for any reason. Even if you subscription is accepted, you will not actually become an Investor in the LLC unless and until the LLC accepts your subscriptions by remitting to you a signed copy of this Subscription Agreement executed by the Manager of the LLC.

8. The LLC retains the right to reject your subscription for any reason, including but not limited to, the LLC's need to limit the aggregate number of members to less than 500 so that it may avoid any possible future requirement to file regular reports with the Securities and Exchange Commission as if it were a public company pursuant to the Securities Exchange Act of 1934.

9. You are an individual who is a citizen and resident of the United States of America and your principal residence and the location where the decision to invest in the Units was made, is the address of Investor set forth on page 2 of this Subscription Agreement.

10. All of the information provided below is complete and accurate and may be relied on by the LLC and its Managing Member. ***Note: All blanks must be completed.***

Amount of Investment: $ ______________________

Type of Investor: Individual

Residential Address of Investor: ______________________________________

Email Address of Investor: ____

Phone Number of Investor: ____

Social Security Number: ____

INVESTOR SIGNATURE

By signing this Subscription Agreement you acknowledge and agree to all of its terms and you confirm the accuracy of the information you have provided. You also recognize and agree that by signing this Subscription Agreement you also will be deemed to have signed the Second Amended and Restated Operating Agreement of WCP 1207 H Street LLC and to have accepted all of its terms.

Signature: _________________________________

Print Name Electronically (and title if Purchaser is an Entity): ___________________________

Date of Signing: ________________________

INVESTOR SUPPLEMENT

Federal Form W-9

Form **W-9**
(Rev. January 2011)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name/disregarded entity name, if different from above

Check appropriate box for federal tax classification (required): ☐ Individual/sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ____________

☐ Other (see instructions) ▶

☐ Exempt payee

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the "Name" line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Social security number

☐☐☐ - ☐☐ - ☐☐☐☐

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Employer identification number

☐☐ - ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here | **Signature of U.S. person ▶** | **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,
- The U.S. grantor or other owner of a grantor trust and not the trust, and
- The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see *Special rules for partnerships* on page 1.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name/disregarded entity name" line.

Partnership, C Corporation, or S Corporation. Enter the entity's name on the "Name" line and any business, trade, or "doing business as (DBA) name" on the "Business name/disregarded entity name" line.

Disregarded entity. Enter the owner's name on the "Name" line. The name of the entity entered on the "Name" line should never be a disregarded entity. The name on the "Name" line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner's name is required to be provided on the "Name" line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the "Business name/disregarded entity name" line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.

Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the "Name" line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the "Name" line is an LLC, check the "Limited liability company" box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter "P" for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter "C" for C corporation or "S" for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the "Name" line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the "Name" line.

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name/ disregarded entity name" line.

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the "Exempt payee" box in the line following the "Business name/ disregarded entity name," sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the "Name" line must sign. Exempt payees, see *Exempt Payee* on page 3.

Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 1.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

Exhibit 6

OPTION AGREEMENT

THIS OPTION AGREEMENT is dated as of 20 Oct., 2010, and constitutes an agreement by which WCP 1207 H STREET LLC ("Owner") grants to H STREET INVESMENT CORPORATION ("HSIC") an option to purchase an equity ownership interest in the Project (defined below) from Owner, all on the terms and conditions more particularly set forth below.

1. Definitions. The following terms, whenever used in this Option Agreement (defined below), shall have only the meanings set forth below, unless such meanings are expressly modified elsewhere herein. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement (defined below).

    1.1. Closing: The closing on HSIC's acquisition of equity ownership interest in the Project as contemplated by this Option Agreement, which closing shall occur in the District of Columbia at the offices of Owner or Owner's counsel.

    1.2 Closing Date: Thirty (30) days after the Option Expiration Date at 11:00 am, or such later date and time as Owner and HSIC shall agree in writing.

    1.3 Owner Entity – Owner or such limited liability company or other entity as Owner shall establish and form to develop the Project.

    1.4 Exercise Notice: A notice in the form of Exhibit C attached to this Option Agreement.

    1.5 Fair Market Value of the Owner Entity: The "fair market value" of the Owner Entity will the value that an institutional investor would pay to invest in the Owner Entity at the time of the fair market value determination.

    1.6 HSIC's Address: H Street Investment Corporation
501 H Street, NE
Washington, DC 20002
Attn.: President

    1.7 Investment Option Notice: A notice in the form of Exhibit B attached to this Option Agreement, which shall be accompanied by (i) the development plan for the Project (the "Project Development Plan"), (ii) the development and operating pro forma(s) for the Project (the "Project Pro Forma") and (iii) the operating agreement or comparable governing document for the Ownerr Enity (the "Operating Agreement of the Owner Entity").

    1.8 Membership Units: The common or limited membership units of the Owner Entity as described in its operating agreement having the relative rights, powers and duties set forth for common membership units and the voting rights and interests in the capital, profits and losses of the Owner Entity or any property distributed therefrom.

    1.9 Option: The option described and defined in Section 2 hereof.

    1.10 Option Agreement. This Option Agreement and the exhibits attached hereto and incorporated herein by this reference.

1.11 Option Expiration Date: Thirty (30) days after the Investment Option Notice is delivered to HSIC ("Investment Option Notice Delivery Date").

1.12 Option Period: The period commencing on the Investment Option Notice Delivery Date and ending on the Option Expiration Date.

1.13 Owner's Address: WCP 1207 H Street LLC
3255 Grace Street, NW
Washington, DC 20007
Attn.: Benjamin Miller, Managing Member

1.14 Preferred Purchase Price. The amount equal to ninety-five percent (95%) of the Fair Market Value of the Owner Entity based on the percentage equity interest and corresponding Membership Units that HSIC elects to acquire pursuant to the Option..

1.15 Project. The contemplated redevelopment of the Property as subsequently and hereafter determined by Owner, in its sole and absolute discretion.

1.16 Property: That certain real property more particularly described on Exhibit A attached hereto, which is the property acquired by Owner from HSIC pursuant to the Purchase Agreement.

1.17 Purchase Agreement: The Purchase and Sale Agreement, dated as of June 30, 2010, by and between HSIC, as seller, and Owner, as buyer, as heretofore amended, with respect to the Property.

2. Giving of Investment Option Notice. Owner agrees to give the Investment Option Notice (including the required accompanying documents) to HSIC prior to the Owner Entity commencing construction of the Project. 3. Grant of Option. Pursuant to, and in accordance with, the provisions of Section 6.3 of the Purchase Agreement, Owner hereby grants to HSIC, the option to purchase up to and including a twenty percent (20%) equity interest in the Project by acquiring a corresponding number of Membership Units of the Owner Entity at the Preferred Purchase Price. The aforesaid option is referred to herein as the "Option."

4. Exercise of Option.

4.1 The Option may only be exercised by HSIC during the Option Period and shall be exercised (if at all) by HSIC's delivery to Owner at Owner's Address, at any time during the Option Period, of one (1) fully and properly completed, executed and dated original Exercise Notice, stating the percentage equity interest and corresponding number of Membership Units for which the Option is being exercised. Upon exercise of the Option and the Closing with respect thereto, this Option Agreement shall terminate and the parties shall have no further rights or obligations hereunder.

4.2 In the event HSIC elects to exercise the Option, HSIC shall indicate in its Exercise Notice whether it accepts the Owner's estimate of fair market value. In the event that HSIC accepts the Owner's estimate of fair market value, then the Preferred Purchase Price shall be equal to the amount set forth in the Investment Option Notice. In the event that HSIC does not accept the Owner's estimate of fair market value, the Preferred Purchase Price shall be determined as follows:

4.3 If the Owner has within the last three (3) months either entered into a binding legal agreement to sell or sold at least a five percent (5%) equity interest but less than a thirty five percent (35%) equity interest, then the fair market value shall be conclusively assumed to be the price established in such sale; provided, however, that this provision shall only apply if such a sale was an arms length transaction, was not financed by the Owner, and did not involve a sale to an affiliate of the Owner or an entity that was under common control or ownership with the Owner.

4.4 If the provisions of item (i) do not apply, then the parties shall determine fair market value in a manner that is mutually agreeable to the parties. In the event the parties are unable to agree upon such a method, the parties shall each engage a licensed appraiser within fifteen (15) days after the delivery of the Investment Option Notice and the two appraisers shall select a third appraiser within ten (10) days after they both have been appointed to ascertain the value of the Option. Each appraiser, within twenty (20) days after the third appraiser is selected, shall submit to both parties his or her determination of the fair market value for the Option, which determination shall be based upon the price an institutional investor shall pay for the Option for a comparable investment. The Option Price shall be the mean of the two closest fair market determinations made by the appraisers.

4.5 The cost of such an appraisals shall be borne equally by the parties unless (a) the Owner's estimate of fair market value over stated the value by more than ten percent (10%) in which case the Owner shall bear the full cost of all such appraisals or (b) HSIC's estimate of fair market value under state the value by more than ten percent (10%) in which case HSIC shall bear the full cost of all such appraisals.

5. If Option Is Not Exercised. If HSIC does not duly and timely exercise the Option within the Option Period, time being of the essence, the Option and this Option Agreement shall terminate automatically, uncondtionally and irrevocably upon the expiration of the Option Period. After such automatic termination of the Option and this Option Agreement, this Option Agreement shall be null and void and of no further force or effect, and the parties shall have no further rights or obligations hereunder.

6. Closing Deliverables.

6.1 At the Closing, Owner shall deliver, or cause to be delivered, to HSIC, (i) a certificate or certificates representing the percentage equity interest and Membership Units being issued to HSIC and (ii) all other customary documents, instruments or certificates as shall be necessary to effectuate HSIC's admission as an equity member in Owner in accordance with the governing and applicable provisions of the Operating Agreement of the Owner Entity (collectively, the "Admission Documents").

6.2 At the Closing, HSIC shall deliver, or cause to be delivered, to Owner (i) the full Preferred Purchase Price for the percentage equity interests and Membership Units specified in the Exercise Notice by wire transfer of immediately available funds to an account designated by Owner, (ii) the Admission Documents executed by HSIC and acknowledged as applicable, and (iii) a certified resolution adopted by HSIC's board of directors authorizing HSIC's purchase of the subject percentage equity interests and Membership Units for the Preferred Purchase Price and HSIC's execution and delivery of the Admission Documents. If HSIC fails to deliver the full Preferred Purchase Price for any part of the percentage equity interests and Membership Units specified in the Exercise Notice as required, HSIC's right to purchase any percentage equity interests and Membership Units may be terminated by Owner, acting in its sole and absolute discretion.

6.3 Owner and HSIC shall each be solely responsible for its own attorneys' fees and related costs incurred by it with respect to this Option Agreement, the Admission Documents and Closing and performance of its obligations hereunder.

7. Miscellaneous.

7.1 Entire Agreement. This Option Agreement, together with the exhibits attached hereto, all of which are incorporated by reference, is the entire agreement between the parties with respect to the subject matter hereof, and no alteration, modification or interpretation hereof shall be binding unless in writing and signed by both parties.

7.2 Severability. If any provision of this Option Agreement or its application to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Option Agreement or the application of such provision to such person or circumstances, other than those as to which it is so determined invalid or unenforceable, shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

7.3 Applicable Law. This Option Agreement shall be construed and enforced in accordance with the internal laws of the District of Columbia.

7.4 Assignability. The Option is non-assignable and non-transferrable and HSIC shall have no right to assign its rights, duties and obligations in this Option Agreement or any portion thereof; provided, however, that HSIC shall have the right to assign this Option Agreement to a wholly owned subsidiary of HSIC. Any attempted assignment, transfer, pledge, hypothecation or other disposition of the Option or this Option Agreement shall be null and void and without effect.

7.5 Successors Bound. This Option Agreement shall be binding upon and inure to the benefit of HSIC and Owner and their respective successors and permitted assigns, if any.

7.6 Captions; Interpretation. The captions in this Option Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope of this Option Agreement or the scope or content of any of its provisions. Whenever the context may require, words used in this Option Agreement shall include the corresponding feminine, masculine, or neuter forms, and the singular shall include the plural and vice versa. Unless the context expressly indicates otherwise, all references to "Section" are to sections of this Option Agreement.

7.8 No Partnership. Nothing contained in this Option Agreement shall be construed to create a partnership or joint venture between the parties or their successors in interest.

7.9 Time of Essence. Time is of the essence in this Option Agreement.

7.10 Counterparts. This Option Agreement may be executed and delivered in any number of counterparts, each of which so executed and delivered shall be deemed to be an original and all of which shall constitute one and the same instrument.

7.11 Recordation. HSIC and Owner agree not to record this Option Agreement or any memorandum hereof.

7.12 Waiver. No waiver of any breach of any agreement or provision contained herein shall be deemed a waiver of any preceding or succeeding breach of any other agreement or provision herein contained. No extension of time for the performance of any obligation or act shall be deemed an extension of time for the performance of any other obligation or act.

7.13 Business Day. If any date herein set forth for the performance of any obligations by HSIC or Owner or for the delivery of any instrument or notice as herein provided should fall on a Saturday, Sunday or Legal Holiday (hereinafter defined), the compliance with such obligations or delivery shall be deemed acceptable on the next business day following such Saturday, Sunday or Legal Holiday. As used herein, the term "Legal Holiday" shall mean any local or federal holiday on which post offices are closed in the jurisdiction in the District of Columbia.

7.14 Notices. All notices, offers or other communications required or permitted to be given pursuant to this Option Agreement shall be in writing and shall be considered as properly given or made (i) upon the date of personal delivery (if notice is delivered by personal delivery), (ii) on the date of delivery, as confirmed by electronic answerback (if notice is delivered by facsimile transmission), (iii) on the day one Business Day after deposit with a nationally recognized overnight courier service (if notice is delivered by nationally recognized overnight courier service), or (iv) on the fifth (5th) Business Day following mailing from within the United States by first class United States mail, postage prepaid, certified mail return receipt requested (if notice is given in such manner), and in any case addressed to the parties at the addresses set forth above.

IN WITNESS WHEREOF, intending to be legally bound, the parties have executed this Option Agreement on the date set forth under their respective signatures below.

WCP 1207 H STREET LLC,
a District of Columbia limited liability company



By:____________________
Name: Benjamin Miller
Title: Managing Member

DATED: ________________, 2010

H STREET INVESTMENT CORPORATION,
a District of Columbia corporation



By:____________________

Name: Kenneth J. Brewer, Sr.
Title: President

DATED: ________________, 2010

Exhibit A	Description of Property
Exhibit B	Investment Option Notice
Exhibit C	Exercise Notice

EXHIBIT A

DESCRIPTION OF PROPERTY

Lot numbered 342 in Square numbered 1004 in a subdivision made by H Street Investment Corporation as per plat recorded in Liber No. 189 at folio 123 among the Land Records of the Office of the Surveyor of the District of Columbia.

Commonly referred to as 1207 H Street, NE Washington, DC

EXHIBIT B

INVESTMENT OPTION NOTICE

__________, 201__

H Street Investment Corporation
501 H Street, NE
Washington, DC 2002
Attn.: Mr. Kenneth J. Brewer, Sr., President

Re: NOTICE OF OPTION TO INVESTMENT IN (AUTO ZONE SITE) PROJECT

Dear Mr. Brewer:

Pursuant to the terms of that certain Option Agreement, dated as of __________, 2010, by and between WCP 1207 H Street LLC ("Owner") and H Street Investment Corporation ("HSIC") (the "Option Agreement"), delivery of this Investment Option Notice and the accompanying enclosures triggers the commencement of the Option Period. The Option Expiration Date is ________, 201__.

Enclosed herewith are copies of (i) the Project Development Plan, (ii) the Project Pro Forma and (iii) the Operating Agreement of the Owner Entity.

In accordance with the terms of the Option Agreement, HSIC has the right, but not the obligation, to acquire up to and including a twenty percent (20%) equity interest in the Project by acquiring a corresponding number of Membership Units of the Owner Entity at the Preferred Purchase Price for such Membership Units. We estimate that the full fair market value for each 1% equity interest in the Project and the Owner Entity, determined in accordance with the Option Agreement, is ______________ Dollars ($_________). Therefore, the Owner's estimate of the Preferred Purchase Price for each 1% equity interest in the Project that HSIC desires to acquire, if any, is ______________ Dollars ($__________) [i.e., 95% of $________________] . The number of Membership Units that corresponds to each 1% equity interest is _________________.

Should HSIC desire to acquire any equity interest in the Project pursuant to the Option Agreement, Owner must receive HSIC's fully and properly completed and signed Exercise Notice on or before the aforesaid Option Expiration Date.

This letter shall constitute the Investment Option Notice referred to in the Option Agreement.

Very truly yours,

WCP 1207 H STREET LLC

By: ________________________________
Name: Benjamin Miller
Title: Managing Member

EXHIBIT C

EXERCISE NOTICE

___________, 201__

WCP 1207 H Street LLC
3255 Grace Street, NW
Washington, DC 20007
Attn.: Mr. Benjamin Miller, Managing Member

Re: EXERCISE OF OPTION TO INVESTMENT IN (AUTO ZONE SITE) PROJECT

Dear Mr. Miller:

H Street Investment Corporation ("HSIC") hereby exercises the Option set forth in that certain Option Agreement (the "Option Agreement") dated as of _____________, 2010, by and between HSIC and WCP 1207 H Street LLC ("Owner").

More specifically, HSIC hereby elects to acquire a ____ percent (__%) equity interest in the Project and the Owner Entity by acquiring a corresponding number of Membership Units in the Owner Entity for the Preferred Purchase Price of ___________ Dollars ($________) for each 1% equity interest for a total Preferred Purchase Price of ______________ Dollars ($__________).

This letter shall constitute the Exercise Notice referred to in the Option Agreement.

Very truly yours,

H STREET INVESTMENT CORPORAITON

By: ________________________________
Name: Kenneth S. Brewer
Title: President

Exhibit 11

Sanders | Ortoli | Vaughn-Flam | Rosenstadt llp

501 Madison Avenue
14th Floor
New York
NY 10022-5616
tel: (212) 588-0022
dir: (212) 829-8937
fax: (212) 826-9307
wsr@sovrlaw.com

www.sovrlaw.com

April 29, 2011

WCP 1207 H STREET, LLC
1519 Connecticut Avenue, NW, Suite 200
Washington DC 20036

To Whom It May Concern:

We have examined the records of WCP 1207 H Street, LLC (the "Company") with respect to its organization and the legal sufficiency of all actions the Company has taken in connection with the creation, issuance, form, and validity of the Class C membership interests of the Company, which is covered by the Form 1-A filed with the Securities and Exchange Commission on April 27, 2011 (the "Offering Circular").

Based on our examination of these records, we are of the opinion that:

(1) The Company is duly organized, validly existing, and in good standing under the laws of the District of Columbia.

(2) The Company is authorized to have Class C membership interests, none of which are issued and outstanding.

(3) When the Offering Circular is qualified by the Securities and Exchange Commission and the Class C membership interests covered by it are issued and paid for on the conditions set forth in the Offering Circular, these Class C membership interests will be validly authorized, legally issued, fully paid for, and nonassessable.

We consent to be named in the Offering Circular as the attorney who has certified the valid organization of the Company and the legality of its proposed offering of Class C Membership Interests, and we consent to the filing of this opinion as a proper exhibit to the Offering Circular.

Very truly yours,



Sanders Ortoli Vaughn-Flam Rosenstadt LLP

Exhibit 12

Overview

1207 H St NE is a nearly one acre parcel smack in the middle of DC's most vibrant entertainment corridor. It's the largest undeveloped parcel on the strip and will anchor the emerging H Street neighborhood. The property can hold more than 100 apartments and 5 to 10 restaurants and stores. It's presence at the corner of 12th and H Street will define the future personality of eastern H St.

Key Strengths

- Located in the center of the H Street entertainment corridor
- 35 new restaurants and bars built within the last 5 years
- DC's first streetcar opens along H Street NE in 2012
- Two large residential-retail projects under construction nearby (750,000 SF)
- Potential to build major mixed-use project of approx. 100 residential units + 30,000 SF retail/restaurants

Key Financials

- Quality credit tenant in the meantime that covers the debt service
- The property is 33,435 square feet with an 8,000 SF AutoZone building
- BB&T recently made a 6-year loan of $1,840,000 at 6.1% interest rate
- Daniel and Ben Miller personally guaranteed the BB&T loan

1207 H Street NE encompasses nearly an entire city block in the center of the emerging H Street entertainment corridor. Located at the corner of 12th and H Streets NE, the property is one of the few large parcels in the heart of the Atlas entertainment district. The property is at present leased to an AutoZone retail store with a large 40-space adjacent parking lot. Currently, AutoZone's rent provides a stable source of income; however, when AutoZone vacates the site, the property will be prime for a mixed-use redevelopment to anchor the H Street Corridor.

Developer

Benjamin and Daniel Miller

WestMill Capital was founded by Benjamin and Daniel Miller as a continuation of a family legacy of entrepreneurship. The initial team emerged independently from Western Development in October 2010 to pursue retail and entertainment-driven development in Washington DC. WestMill conceives its projects with a focus on local tenants, first-rate design, historic restoration and energy efficiency. This new platform will be used to empower entrepreneurs and produce genuine economic development.

Neighborhood

The H Street Corridor is rapidly becoming one of DC's best spots for nightlife, arts and entertainment. Check out some of the places that symbolize H Street's resurgence.

What's Nearby

Toki Underground
1234 H ST NE
Toki Underground, a forty-seat ramen noodle bar above The Pug, opened in March 2011 and already boasts 2+ hour waits. Chef Erik Bruner-Yang tapped in DC's growing demand for authentic, niche food venues and looks to become a staple on H Street.

Atlas Theatre
1333 H ST NE
The Atlas Theater led the revitalization of H Street when it was opened in 2006, conceived as the centerpiece of the City's plan to create an arts district. Restoring a beautiful old theater from the 60's breathed life into the corridor from 10th to 15th Street and set the tone for art and entertainment focused venues.

Granville Moore's
1238 H ST NE
Of all the food and nightlife venues on H Street NE, Granville Moore's is the best-known. Joe Englert and Chef Teddy Folkman's Belgian themed restaurant helped bring notoriety to H Street and its minimalist, dimly-lit interior has made it a beloved neighborhood spot.

The Rock and Roll Hotel
1353 H ST NE
A live music venue that is built around a high-end boutique hotel concept. Each of the hotel rooms that are available for party rentals are decorated according to a unique theme. The combination of a neighborhood music venue and stylish private party rooms has created a unique and successful entertainment experience.

Senate Square
201 I ST NE
Jim Abdo and Broadway Development rejuvenated the H Street Corridor with the first large residential project at the corner of 2nd and H Streets. The beautiful development, with a mix of the new Senate Square building and Abdo's old church lofts, set an example for design on H Street and brought a new group of residents to the NE side of H Street.

Under Development

DC Trolley
FROM UNION STATION TO BENNING ROAD NE
H Street NE will be the first line in DC's ambitious streetcar plan. Scheduled to open in 2012, the streetcar will run from Union Station along H Street NE to the Benning Road

NE before the bridge to Anacostia. The $65 million streetcar project should add more momentum to H Street's resurgence and access to public transportation will drive more visitors.

360° H St
300 H STREET NE
Steuart Investment Company plans to break ground by July 1st on a six-story Giant-anchored retail and residential development. The LEED certified building will have 215 apartments and is expected to open in early 2013

The Flats at Atlas District
1600 MARYLAND AVENUE NE
In October 2010, Clark Realty broke ground on The Flats, a project with 257 high-end apartments and 5,000 SF ground floor retail at the eastern edge of H Street. The development will provide the area's first new apartments close to the Atlas Entertainment District

Comparables

Property Address	Sale Date	Sale Price	Price Per Sq. Ft.	Rentable Sq. Ft.	Rent Per Sq. Ft.
1207 H Street NE Washington, DC 20002	05/10/11	$4,346,773	$43	8,000	$20
1344 H St NE Washington, DC 20002	07/20/10	$1,000,000	$405	2,466	
1236 H St NE Washington, DC 20002	03/19/10	$600,000	$307	1,950	
1415 H St NE Washington, DC 20002	02/16/10	$342,276	$228	1,500	
1365 H St NE Washington, DC 20002	02/01/10	$1,100,000	$244	4,500	
1376 H St NE Washington, DC 20002	01/08/10	$395,000	$301	1,309	
1318 H St NE Washington, DC 20002				1,160	$35
1318 H St NE Washington, DC 20002				1,600	$35
1326 H St NE Washington, DC 20002				1,600	$35

Key Financial Data

- Amount Offered: $500,000
- Property Value: $4,346,774
- Project Type: Retail
- Our Co-Investment: $2,512,168
- Total Purchase Price: $4,346,774 ($43 per sq ft FAR)
- Tenant: AutoZone (corporate guarantee)
- Land Size: 33,435 sq ft
- Building Size: 8,000 sq ft
- Rent Income Per Year: $163,713 ($20 per sq ft)
- Total Return
  - Current Yield: 0.6%
  - Projected Appreciation: 11.5%
  - Projected Total Return: 12.1%

Income and Expense

	2011	2012	2013	2014
Gross Revenue	$148,830	$163,713	$163,713	$163,713
Total Operating Expense	$2,500	$2,500	$2,500	$2,500
Net Operating Income	$146,330	$161,213	$161,213	$161,213
Interest Payment	$112,240	$110,223	$108,083	$105,812
Principal Payment	$33,068	$35,085	$37,225	$39,496
Free Cash Flow	$1,022	$15,905	$15,905	$15,905

Mortgage Summary

LENDER	PRINCIPAL	RATE	ORIGINATION	MATURITY	GUARANTOR
BB&T	$1,840,000	6.1% *fixed*	01/15/11	11/15/16	Benjamin and Daniel Miller *personal guarantee*